============================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

                          Commission File No. 000-30677

                         ADB SYSTEMS INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE

                 (Translation of Registrant's name into English)

                                 ONTARIO, CANADA

                 (Jurisdiction of incorporation or organization)

                          6725 AIRPORT ROAD, SUITE 201
                          MISSISSAUGA, ONTARIO L4V 1V2
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                                12(b) of the Act.

                                      NONE

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act.

                                  COMMON SHARES

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      NONE

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the
                                 Annual Report.


                38,185,252 COMMON SHARES AS OF DECEMBER 31, 2001

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X    No ______

    Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 ______ Item 18 X

===============================================================================

                         ADB SYSTEMS INTERNATIONAL INC.

                 ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR
                             ENDED DECEMBER 31, 2001


                           FORWARD LOOKING STATEMENTS

From time to time, we make oral and written statements that may be considered "forward looking statements" (rather than historical facts). We are taking advantage of the "safe-harbour" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements we may make from time to time, including the forward-looking statements in this Annual Report.

You can identify these statements when you see words such as "may", "expect", "anticipate", "estimate", "believe", "intend", and other similar expressions. These forward-looking statements relate, among other items to:

o    our future capital needs;

o    future expectations as to profitability and operating results;

o    our ability to further develop business relationships and revenues;

o    our expectations about the markets for our products and services;

o    acceptance of our products and services;

o    competitive factors;

o    our ability to attract and retain employees;

o    new products and technological changes;

o    our ability to develop appropriate strategic alliances;

o    protection of our proprietary technology;

o our ability to acquire complementary products or businesses and integrate them into our business; and

o    geographic expansion of our business.

We have based these forward-looking statements largely on our current plans and expectations. Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the "Risk Factors" included elsewhere in this Annual Report, including, among others:

o the timing of our future capital needs and our ability to raise additional capital when needed;

o    our limited operating history in our current business as a combined entity;

o    longer sales cycles may adversely affect our cash flows;

o potential fluctuations in our financial results and our difficulties in forecasting;

o    volatility of the stock markets and fluctuations in our market price;

o    the potential de-listing of our stock from the Nasdaq National Market;

o    our ability to compete with other companies in our business;

o    our ability to retain and attract key personnel;

o    risk of significant delays in product development;

o risks relating to any requirement to correct or delay the release of products due to software bugs or errors;

o    risk of system failure or interruption;

o problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;

o    risks associated with international operations;

o risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;

o    failure to timely develop or license new technologies;

o uncertainty about the continued acceptance by businesses of the Internet as a viable commercial medium; and

o    sensitivity to the overall economic environment.

We do not have, and do not undertake, any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report might not transpire.

Trademarks or trade names which we own and are used in this Annual Report include: ADB(TM); PROCUREMATE(TM); WORKMATE(TM); BID BUDDY(TM); SEARCH BUDDY(TM); DYNAMIC BUYER(TM) and DYNAMIC SELLER(TM). Each trademark, trade name, or service mark of any other company appearing in this Annual Report belongs to its holder.

                                TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----
   ITEM 1   - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........................................1

   ITEM 2   - OFFER STATISTICS AND EXPECTED TIMETABLE......................................................1

   ITEM 3   - KEY INFORMATION..............................................................................1

            A.       Selected Financial Data...............................................................1

            B.       Capitalization and Indebtedness.......................................................3

            C.       Reasons For The Offer And Use Of Proceeds.............................................3

            D.       Risk Factors..........................................................................3

   ITEM 4   - INFORMATION ON THE COMPANY..................................................................12

            A.       History and Development of the Company...............................................12

            B.       Business Overview....................................................................12

            C.       Organizational Structure.............................................................19

            D.       Property, Plants and Equipment.......................................................20

   ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................................................20

   ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................29

            A.       Directors And Senior Management......................................................29

            B.       Compensation.........................................................................32

            C.       Board Practices......................................................................35

            D.       Employees............................................................................36

            E.       Share Ownership......................................................................36

   ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................37

            A.       Major Shareholders...................................................................37

            B.       Related Party Transactions...........................................................37

   ITEM 8 - FINANCIAL INFORMATION.........................................................................38

   ITEM 9 - THE OFFER AND LISTING.........................................................................38

   ITEM 10 - ADDITIONAL INFORMATION.......................................................................40

            A.       Share Capital........................................................................40

            B.       Memorandum and Articles of Association...............................................40

            C.       Material Contracts...................................................................43

            D.       Exchange Controls....................................................................45

            E.       Taxation.............................................................................45

            F.       Dividends and Paying Agents..........................................................50

            G.       Statements by Experts................................................................50

            H.       Documents on Display.................................................................50

            I.       Subsidiary Information...............................................................51

   ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK....................................51

   ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES.........................................51

   ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................51

   ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.................51

   ITEM 17 - FINANCIAL STATEMENTS.........................................................................51

   ITEM 18 - FINANCIAL STATEMENTS.........................................................................51

   ITEM 19 - EXHIBITS.....................................................................................52

                                     PART I

         Unless otherwise indicated, all references in this Annual Report to "dollars" or "$" are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.5925 to US$1.00, the noon buying rate in New York City on December 31, 2001 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These translations are not intended to suggest that Canadian dollars have been or could be converted into U.S. dollars at that or any other rate.

         On October 11, 2001, our shareholders approved a two-for-one share consolidation. Unless otherwise indicated, all share and option figures in this Annual Report have been adjusted retroactively to reflect the share consolidation.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2001, 2000 and 1999 and consolidated balance sheet data as of December 31, 2001 and 2000, as set forth below, are derived from our consolidated audited financial statements and the related notes included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 1998 and 1997 and the consolidated balance sheet data as at December 31, 1999, 1998 and 1997 have been derived from our consolidated audited financial statements for those years, which are not included in this Annual Report.

         We have prepared our audited financial statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States. However, as applied to us, for all fiscal periods for which financial data is presented in this Annual Report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 17 of our consolidated financial statements.

         Historical results are not necessarily indicative of results to be expected for any future period.

STATEMENT OF OPERATIONS DATA:



                                                                      YEAR ENDED
                                                                      DECEMBER 31
                                        ----------------------------------------------------------------------
                                         2001        2001       2000               1999        1998       1997
                                         ----        ----       ----               ----        ----       ----
                                        (CDN$)   (U.S.$) (1)   (CDN$)             (CDN$)      (CDN$)     (CDN$)
                                                                      (AUDITED)
                                                       (IN THOUSANDS EXCEPT FOR PER SHARE DATA)

Revenue..........................        4,455       2,797      12,497             31,001    20,001        2,619
  Less:  Customer Acquisition Costs        (60)        (38)       (157)                 -         -            -
Net Revenue                              4,395       2,759      12,340             31,001    20,001        2,619
Expenses
Direct expenses..................            -           -      11,460             26,696    19,361        2,916
Advertising and promotion........            -           -       5,040             11,870    12,594        2,521
General and administrative.......        7,622       4,786      16,236             12,405     5,751        3,157
Sales and marketing ..........           4,040       2,537       3,161                  -         -            -
Software development
and technology...................        3,691       2,318       1,802              1,001       889          661
Depreciation and amortization....        1,572         987       1,130                621       201          122
Interest (income)................         (345)       (217)       (467)              (767)      (88)         (33)
Total expenses...................       16,580      10,411      38,362             51,826    38,708        9,344
Loss from operations.............      (12,185)     (7,651)    (26,022)           (20,825)  (18,707)      (6,725)
Net Loss.........................      (18,714)     11,751     (20,366)           (20,825)  (18,707)      (6,725)
Loss per common share(2).........        (0.64)      (0.40)      (0.76)             (0.84)    (1.58)       (1.10)
Weighted average number of
common shares(2)                        29,130      29,130      26,844             24,792    11,910        6,150

BALANCE SHEET DATA:(3)


                                                                    As at December 31
                                        -----------------------------------------------------------------------
                                         2001        2001        2000           1999          1998        1997
                                         ----        ----        ----           ----          ----        ----
                                        (Cdn$)   (U.S.$) (1)    (Cdn$)         (Cdn$)        (Cdn$)      (Cdn$)
                                                                        (Audited)
                                                                     (in thousands)
Working capital......................     3,115       1,956      13,671         21,523         17,929     5,088
Total assets.........................    10,592       6,651      20,801         36,743         21,047     6,886
Long-term Deferred Revenue...........        33          21       1,185          1,289              -         -
Shareholders equity..................     8,014       5,032      15,860         28,985         18,622     5,563

----------
(1) Convenience translation into U.S. $. See Note 21 of our consolidated financial statements.
(2) In October 2001, the Company's shareholders approved a 2 for 1 share consolidation. All per share amounts have been adjusted retroactively to reflect the consolidation. See Note 6(b) of our consolidated financial statements for a discussion regarding the calculation of common shares outstanding and loss per common share.
(3)  We have not paid dividends since our formation.


EXCHANGE RATES

         The following tables set forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00. On May 14, 2002, the exchange rate was US$1.00 = Cdn$1.5590.


                                                                 Year Ended December 31,
                                           -------------------------------------------------------------
Rate                                         2001          2000             1999        1998        1997
----                                         ----          ----             ----        ----        ----
Last Day of year                           $.6279        $.6669           $.6925      $.6504      $.6999
Average (1) during year                     .6449         .6725            .6744       .6710       .7198
High during year                            .6697         .6969            .6925       .7105       .7487
Low during year                             .6241         .6410            .6435       .6341       .6945

(1) The average rate is the average of the exchange rates on the last day of each month during the year.


 Month                          High during month     Low during month
 -----                          -----------------     ----------------
 November 2001                           .6363                  .6241
 December 2001                           .6396                  .6254
 January 2002                            .6290                  .6200
 February 2002                           .6295                  .6206
 March 2002                              .6342                  .6266
 April 2002                              .6397                  .6252


B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.       RISK FACTORS

The following is a summary of certain risks and uncertainties which we face in our business. This summary is not meant to be exhaustive. These Risk Factors should be read in conjunction with other cautionary statements which we make in this Annual Report and in our other public reports, registration statements and public announcements.

WE WILL NEED ADDITIONAL CAPITAL AND IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT, WE MAY BE REQUIRED TO SIGNIFICANTLY CURTAIL OR CEASE OUR OPERATIONS.

         Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations.

         At this time, funds from operations are not sufficient to meet our anticipated financial requirements beyond 2002. As of March 31, 2002, we had cash on hand and marketable securities of approximately $2.6 million. We have since completed a private placement resulting in gross proceeds of approximately $1.1 million. Based on current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our needs through 2002, however the actual amount of funds that will be required during this period will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated. At the end of this period, we will require additional funds. We have included in footnote 2 to our financial statements, a discussion about the ability of our company to continue as a going concern.

         We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations.

         Potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we incur debt, the holders of such debt may be granted security interests in our assets. Because of our potential long term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

         We have accumulated net losses of approximately $89.6 million as of March 31, 2002. For the year ended December 31, 2001 our net loss was $18.7 million. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

OUR LIMITED OPERATING HISTORY IN OUR CURRENT BUSINESS AS A COMBINED ENTITY MAKES EVALUATING OUR BUSINESS DIFFICULT.

         While we were founded in September 1995, until 1999 we operated solely as an online retailer of computer and other goods. Since 1999 we have shifted our focus to providing asset lifecycle management solutions and in 2000 we terminated our on-line retail business. Therefore, we have been involved in our current business for only a limited period of time. In October 2001 we acquired ADB Systemer ASA of Norway. While ADB Systemer has operated since 1988, we have only a limited operating history as a combined entity on which you can base an evaluation of us and our business prospects.

         Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. Our business strategy may not be successful and we may not successfully address those risks.

LONGER SALES CYCLES MAY ADVERSELY AFFECT OUR CASH FLOWS

         A significant portion of our revenue in any quarter is derived from a relatively small number of contracts. We often experience sales cycles of six to twelve months. If the length of our sales cycles increase, our quarterly results may be adversely affected. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. If sales cycles lengthen, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would have a material adverse effect on our business, financial condition, cash flows and results of operations

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

o general economic conditions as well as economic conditions specific to our industry;

o    long sales cycles, which characterize our industry;

o    implementation delays, which can affect payment and recognition of revenue;

o any decision by us to reduce prices for our solutions in response to price reductions by competitors;

o the amount and timing of operating costs and capital expenditures relating to monitoring or expanding our business, operations and infrastructure; and

o the timing of, and our ability to integrate, any future acquisition, technologies or products or any strategic investments or relationships into which we may enter.

         Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common shares would almost certainly be materially adversely affected.

OUR SHARE PRICE HAS FLUCTUATED SUBSTANTIALLY AND MAY CONTINUE TO DO SO.

         The trading price of our common shares on The Toronto Stock Exchange and Nasdaq National Market has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile, especially recently. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. In addition, fluctuations in our operating results, and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of our shares.

         In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

YOUR ABILITY TO BUY OR SELL COMMON SHARES MAY BE AFFECTED IF OUR STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET

     Our common shares are quoted on the Nasdaq National Market under the symbol "ADBI". In order for our common shares to continue to be quoted on the Nasdaq National Market, we must satisfy various listing maintenance standards established by Nasdaq. Under these listing maintenance standards, if the closing bid price of our common shares is under U.S. $1.00 per share for a specified period of time, our net tangible assets fall below U.S. $4 million, or (after November 20, 2002) our shareholders equity falls below U.S. $10 million, Nasdaq may delist our common shares from trading on the Nasdaq National Market.

     We have received a letter from Nasdaq advising us that our common shares have not met Nasdaq's minimum bid price closing requirement for thirty consecutive trading days and that, if we are unable to demonstrate compliance with this requirement for ten consecutive trading days (and demonstrate an ability to sustain compliance) by May 15, 2002, our common shares will be de-listed (subject to any appeal). Nasdaq has also asked us to address how we will sustain compliance with the net tangible asset continued listing requirement. In light of these issues, we have applied to transfer the listing of our common shares from the Nasdaq National Market to the Nasdaq Small Cap Market. We cannot be certain that Nasdaq will approve our request to transfer our listing. If this transfer is refused and Nasdaq continues to pursue the delisting of our shares, we intend to appeal any determination to delist our shares. There can be no assurance that we will be able to satisfy Nasdaq in this regard.

         If our common shares are de-listed from Nasdaq, we may apply to have our common shares quoted on Nasdaq's Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc. The Bulletin Board and the "pink sheets" are generally considered to be less efficient markets than the Nasdaq National Market on which the shares are currently traded. In addition, if our shares are no longer listed on the Nasdaq National Market or Small Cap Market or another national securities exchange in the United States, our shares may be subject to the "penny stock" regulations described below. De-listing from the Nasdaq National Market will not affect the listing of the common shares on The Toronto Stock Exchange. In 2002, the Toronto Stock Exchange has accounted for approximately 61% of the trading volume in our stock (to May 6, 2002).

OUR COMMON SHARES MAY BECOME SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES.

         Our common shares have traded on the Nasdaq at prices below US$5.00 since April 2000 (on a pre-consolidation basis). As a result, our shares may become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

         Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

o net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years

o net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

o average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years

         Unless an exception is available, the regulations require, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market. Certain institutions and investors will not invest in penny stocks.


THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

         The market for asset lifecycle management solutions is rapidly evolving and intensely competitive. We face significant competition in each segment of our business (sourcing, procurement, enterprise asset management and selling). We expect that competition will further intensify as new companies enter the different segments of our market and larger existing companies expand their product lines. If the global economy continues to lag, we could face increased competition, particularly in the form of lower prices.

         Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we. We cannot assure you that we will be able to compete effectively. If we fail to do so, this may have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE MAY NOT BE ABLE TO RETAIN OR ATTRACT THE HIGHLY SKILLED PERSONNEL WE NEED, IN PARTICULAR AS A RESULT OF OUR RECENT WORKFORCE REDUCTIONS.

         Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long term employment agreements with any of our key personnel and maintain no "key person" life insurance policies.

         In 2001, we implemented several workforce reductions in which we eliminated a total of 44 positions. We anticipate that we may experience some attrition during 2002 as a result of these reductions. We may need to hire new or additional personnel to respond to attrition or future growth of our business. However, there is significant competition for qualified personnel, especially those with software development and other technical expertise. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

SIGNIFICANT DELAYS IN PRODUCT DEVELOPMENT WOULD HARM OUR REPUTATION AND RESULT IN LOSS OF REVENUE.

         If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results. As a result of the complexities inherent in our software, major new product enhancements and new products often require long development and test periods before they are released. On occasion, we have experienced delays in the scheduled release date of new or enhanced products, and we may experience delays in the future. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors or a failure of our current or future products to conform to industry requirements. Any such delay, or the failure of new products or enhancements in achieving market acceptance, could materially impact our business and reputation and result in a decrease in our revenues.

OUR BUSINESS COULD BE SUBSTANTIALLY HARMED IF WE HAVE TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS


         We sell complex software products. Our software products may contain undetected errors or bugs when first introduced or as new versions are released. Our software products may also contain undetected viruses. Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses. Errors, bugs and viruses may result in any of the following:

o    adverse customer reactions;

o    negative publicity regarding our business and our products;

o    harm to our reputation;

o    loss of or delay in market acceptance;

o    loss of revenue or required product changes;

o    diversion of development resources and increased development expenses;

o    increased service and warranty costs;

o    legal action by our customers; and

o    increased insurance costs.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO LIABILITY.

         We host certain websites and sub-sites for our customers. Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

o    damage from human error, tampering and vandalism;

o    breaches of security;

o    fire and power losses;

o    telecommunications failures and capacity limitations; and

o    software or hardware defects.

         Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, and subject us to loss of business and significant repair costs. Certain of our contracts require that we pay penalties or permit a customer to terminate the contract if we are unable to maintain minimum performance levels. Although we continue to take steps to enhance the security of our systems and ensure that appropriate back-up systems are in place, our systems are not now, nor will they ever be, fully secure.

OUR BUSINESS HAS UNDERGONE DRAMATIC EXPANSION AND RETRACTION PHASES OVER THE LAST TWO YEARS. WE MAY NOT BE ABLE TO MANAGE FURTHER DRAMATIC EXPANSIONS AND RETRACTIONS IN FUTURE.

         Our business has undergone dramatic expansion and retraction in the past two years, which has placed significant strain on our management resources. If we should grow or retract dramatically in future, there may be further significant demands on our management, administrative, operating and financial resources. In order to manage these demands effectively, we will need to expand and improve our operational, financial and management information systems and motivate, manage and retain employees. We cannot assure you that we will be able to do so, that our management, personnel or systems will be adequate, or that we will be able to achieve levels of revenue commensurate with the resulting levels of operating expenses.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

         We currently operate in Canada, Norway, Ireland, the United States and England. In the 2001 fiscal year, sales to customers outside North America represented approximately 37.2% of our revenues. There are risks inherent in doing business on a global level, including:

o difficulties in managing and staffing an organization spread across several continents;

o    differing laws and regulatory requirements;

o    political and economic risks;

o    currency and foreign exchange fluctuations and controls;

o    tariffs, customs, duties and other trade barriers;

o longer payment cycles and problems in collecting accounts receivable in certain countries;

o    export and import restrictions;

o    the need for product compliance with local language and business customs;

o seasonal reductions in business activity during the summer months in Europe and elsewhere; and

o    potentially adverse tax consequences.

Any of these risks could adversely affect the success of our global operations.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND/OR DISTRACTIONS FOR OUR MANAGEMENT.

We acquired ADB Systemer ASA of Norway in October 2001. In future, we may seek to acquire other businesses or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

o    the acquired businesses may not achieve expected results;

o    we may not be able to retain key personnel of the acquired businesses;

o we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;

o    our management's attention may be diverted; or

o our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

The occurrence of one or more of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION MAY BE WEAKENED.

         Our performance and ability to compete are dependent in part on our technology. We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our rights in the technology we develop. We cannot guarantee that any patents issued to us will afford meaningful protection for our technology. Competitors may develop similar technologies which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

         Our software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third parties. The source code for our proprietary software is protected as a trade secret. As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. We cannot assure you that the steps taken by us will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to sue one or more third parties. While this has not been necessary to date, there can be no guarantee that we will not be required to do so in future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

         We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions. These third party technology licenses may not continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing or prevented from offering some products or services.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

         Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we may receive notice from third parties claiming that we may infringe their patent or other proprietary rights.

         We believe that infringement claims will increase in the electronic commerce sector as competition intensifies. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail or cannot fund a complete defense, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

WE MAY HAVE TO EXPEND SIGNIFICANT RESOURCES TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE.

         Our industry is characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could hamper our ability to compete or render our proprietary technology obsolete. Our future success will depend, in part, on our ability to:

o develop new proprietary technology that addresses the increasingly sophisticated and varied needs of our existing and prospective customers;

o anticipate and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

o continually improve the performance, features and reliability of our products in response to evolving market demands; and

o    license leading technologies.

We may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt our services or infrastructure.

OUR PRODUCT STRATEGY IS PARTIALLY DEPENDENT UPON THE CONTINUED ACCEPTANCE AND USE BY BUSINESSES OF THE INTERNET AS A MEDIUM OF COMMERCE.

         Our success depends in part on the continued growth and reliance by businesses on the Internet. Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand.

         The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Moreover, concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT. ANY SLOWDOWN IN INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS

         Any significant downturn in our customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services, longer selling cycles and lower prices, any of which may harm our business materially.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

         Substantially all of our revenues are in European currencies or U.S. dollars, while the majority of our operating expenses are in Canadian dollars and Norwegian kroner. We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar or Norwegian krone exchange rates. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar or Norwegian krone could have a material adverse effect on our business, financial condition, cash flows and results of operations.

OUR PREFERENCE SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

         Our Board of Directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for our common shares. If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some of our shareholders.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

         We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during our 2001 tax year or in subsequent years. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets would be calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents, annuities, and the excess of gains over losses from the sale or exchange of property. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.

         Our analysis has concluded that less than 65% of our gross income in 2001 was passive income, and less than 35% of our assets averaged over the 2001 taxable year produced or were held for the production of passive income. Accordingly, we believe that we were not a PFIC during 2001.

         If we are or become a PFIC, many of our U.S. shareholders will be subject to the following adverse tax consequences:

o they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our common shares;

o    they will be required to pay interest on taxes allocable to prior periods;
     and

o the tax basis of our common shares will not be increased to fair market value at the date of their death.

         If we become a PFIC, U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which we were a PFIC and during which they held our common shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on our ordinary income and net common gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

         If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. U.S. citizens should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. U.S. citizens are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, U.S. citizens should review the section entitled "Taxation - U.S. Federal Income Tax Considerations - Tax Status of the Company - PASSIVE FOREIGN INVESTMENT COMPANIES" contained in this Annual Report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our common shares.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST US OR OUR OFFICERS OR DIRECTORS.

         We are incorporated under the laws of the Province of Ontario, Canada. Certain of our directors and officers are residents of Canada, Norway and Ireland, and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States. It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

ITEM 4 - INFORMATION ON THE COMPANY


OVERVIEW

         We develop and sell software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset intensive industries. We refer to our product and services suite as asset lifecycle management solutions. Our solutions can reduce sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce downtime.

         For over ten years, our recently acquired Norwegian operations have provided enterprise asset management solutions to customers in Norway and Europe. For the past three years, we have provided sales solutions to customers in North America and Europe and during the past two years we have introduced sourcing and procurement solutions to customers in North America and Europe.

         Our customer list includes a number of leading organizations, such as BP, GE Capital, Halliburton, Dow Chemical, Irish Permanent Finance, and Forest Oil. While our asset management solutions have traditionally been found largely in the oil and gas industry, our other solutions have been implemented in a number of industries.

COMPANY BACKGROUND

         Our business began as Internet Liquidators Inc., a business corporation formed under the laws of Ontario, Canada, in September 1995. In May 1996, Internet Liquidators International Inc., also an Ontario company, acquired all of the shares of Internet Liquidators Inc. These two companies were amalgamated in January 1997. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc.

         Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by our Board of Directors and management, we chose to close our retail operations late in 2000 and focus solely on our software business.

         In October 2001, we acquired ADB Systemer ASA of Sola, Norway, and changed our name from Bid.Com International Inc. to ADB Systems International Inc.

         We are governed by the Ontario Business Corporations Act. Our principal business offices in Canada are located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2, Canada and our telephone number is (905) 672-7467. In Norway, our principal business offices are located at Vingveien 2, 4050 Sola, Norway and our telephone number is +47 51 64 71 00. In the United States, our principal business offices are located at 3001 North Rocky Point Drive East, Suite 200, Tampa, Florida 33607 and our telephone number is (813) 281-4825.

         Additional information about us can be obtained at our web site - www.adbsys.com. The information contained on our web site is not part of this Annual Report.

MAJOR DEVELOPMENTS

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

         On October 11, 2001, we acquired substantially all of the shares of ADB Systemer ASA, a Norway-based provider of enterprise asset management and electronic procurement software.

         As a result of the acquisition of ADB Systemer we have significantly broadened our product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including 10,866,052 common shares and a $2.293 million cash outlay. Approximately 93 percent of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

         In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

         In conjunction with the acquisition of ADB Systemer, we changed our name to ADB Systems International Inc. and completed a two-for-one share consolidation. Our trading symbols on the Nasdaq National Market and The Toronto Stock Exchange changed as a result.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

         For a description of principal capital expenditures and divestitures, see Item 5 - OPERATING REVIEW AND PROSPECTS - REALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS; and CAPITAL ASSETS.

INDUSTRY BACKGROUND AND OVERVIEW

         Asset management software has existed for more than thirty years, initially through computerized maintenance management systems or CMMS, and more recently including more comprehensive and robust enterprise asset management, or EAM, and enterprise resource planning, or ERP, solutions. The early CMMS systems automated daily management of assets, while ERP solutions consolidate basic asset information with financial information at the corporate level. EAM solutions encompass elements of both, serving as the next evolution of CMMS solutions by bridging the gap between asset management and corporate-level planning and tracking requirements.

         The key value proposition for EAM solutions is that they can provide a quick and quantifiable return on investment, or ROI, and return on assets, or ROA. The latter is the most compelling for organizations. Cost and productivity improvements can immediately and measurably benefit organizations, and thus are highly desirable to potential customers, particularly in difficult economic times where the focus is increasingly bottom line oriented.

         In addition to EAM solutions, we offer sourcing and procurement solutions as well as sales solutions. These are natural extensions to EAM solutions, as organizations seek to extend asset management and corporate-level planning and tracking onto other elements of the asset lifecycle.

OUR PRODUCTS AND OFFERINGS

SOFTWARE SOLUTIONS

         We offer solutions for all aspects of the asset lifecycle - sourcing, buying, tracking, managing and selling. Below is a detailed description of our offerings:

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

Dynamic Buyer(TM) Our Dynamic Buyer product automates the delivery of bidding information and documentation between the user and its suppliers, and can be used to automate the decision-making process involved in sourcing goods, by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors.

Key features available include:

o Request for quotations functionality allowing users to post an on-line offer to purchase that can be viewed by pre-qualified suppliers. Suppliers can download documentation related to the offer and then bid on-line. Users have the choice of whether to let bidders see the details of all other bids.
o Sealed bid functionality allowing users to post their product or service requirements to selected vendors. The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid. Only after the close of the auction is the user able to view the vendor bids.
o The ability of users to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards. Bidders input responses to questions relating to these criteria, and responses are weighted by the software for presentation to the user.
o Posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.
o Bidders or vendors can be pre-qualified by the user and provided with access to view and download only the documentation that the user specifies.

Dynamic Buyer is offered on the basis of number of seats (users). Service fees are charged separately.

Dynamic Buyer Customers include DBI Logistics.

ProcureMate(TM) ProcureMate is our web-based business to business e-procurement solution. Using ProcureMate, users can automatically post purchase orders from their purchasing system onto a private-labeled, dedicated web site where suppliers can examine and respond to them online.

Key features available include:

o Suppliers are notified automatically of new purchase orders through an email message with an embedded URL address that takes them directly to the web site and purchase order.
o The system allows an online dialogue to take place between the user and its suppliers
o ProcureMate includes a number of adaptors designed for direct plug-in to the supplier's enterprise resource planning (ERP) system, reducing manual efforts by the supplier and completing an electronic workflow from the person making the requisition to the suppliers staff picking items in their warehouse.
o Functionality that eliminates ordering material that is in stock either locally or in remote warehouses, provides prioritized lists per location, and helps users to procure from master service agreements or direct from preferred suppliers.
o Goods receiving can be performed in a distributed manner directly against the purchase order, reducing manual efforts, paperwork and the chance for error.
o    Facilitates the triggering of direct payment and electronic funds transfer.
o Seamless integration of the customer's workflow and approvals into the procurement process.

         ProcureMate is offered on the basis of number of users. Service fees are charged separately.

         ProcureMate customers include BP Amoco (Norway), Forest Oil (USA) and Hordaland HFK County, a large local government entity in Norway.


WorkMate(TM) The core product behind our suite of asset lifecycle solutions is our WorkMate EAM solution. WorkMate is a client-server solution that operates as an extension of, and can be fully integrated with, a customer's existing ERP system. The WorkMate product (specifically the recently released version 2.8) incorporates asset maintenance, asset tracking, materials management and procurement functionality.

         WorkMate is designed for use by customers in asset intensive industries
- typically those where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis. Examples of asset intensive industries are oil and gas, process industries (for example mining) and the utilities sector.

             The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

o Procurement Module - for sophisticated domestic and international purchasing operations. Key features include: requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues. The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.
o Materials Management Module - for managing inventory and logistics operations. Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, goods return and equipment rentals. This Module will log all movements of an item and generates the necessary financial transactions.
o Maintenance Module - for all types of maintenance, whether it is corrective, preventive or condition based. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow, asset tracking and reporting tools.

         WorkMate is a licensed client-server application and pricing is determined on the basis of number of users. Implementation work is estimated and offered at a fixed price or at hourly rates for consulting.

WorkMate customers include: BP (Norway), Halliburton and Forest Oil (USA), as well as other industrial concerns such as Dow Chemicals (UK).

Dynamic Seller(TM) Dynamic Seller is an on-line sales solution incorporating one or more of the following pricing methods - top bid (ascending) auction, dutch (declining price) auction, hybrid auction or fixed price. We develop, host and maintain customer-branded web-sites or sub-sites for customers using our sales solutions. Dynamic Seller is delivered through an application service provider model (remotely through the internet).

Key features available include:

o Conventional rising price auctions, under which the highest bids win the items auctioned. The rising price auction allows participants to competitively bid on available products and services by incrementally adjusting their bid positions. Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.
o Our patented Dutch (declining) auction format, in which a starting price is set and a limited time period is allocated for a fixed quantity of the product to be auctioned. As time advances, the price drops in small increments. The longer one waits, the lower the price. However, if a bidder waits too long the limited quantity of the product being auctioned may be sold out. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale. The bidders remain online and actively participate throughout the auction process.
o Hybrid auction formats to meet a customer's particular needs. One example of a hybrid format is an auction which begins on a declining (Dutch Auction) basis until the first bid is received, and then converts to a rising price (Top Bid) auction to reflect demand. This format mimics the 'true auction' format seen in many off-line auctions.
o Fixed price sales, under which the user posts the good or service and the price in a catalogue or directory format. The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

Dynamic Seller is offered on the basis of monthly hosting fees, typically with some form of revenue sharing arrangements. Service fees are charged separately.

Dynamic Seller customers include GE Capital (USA), ShopNBC (USA) and Irish Permanent Finance (Ireland).

RELATED SERVICES

In connection with our software offerings, we provide the following services to our customers:

         Consulting. A significant number of our customers request our advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract. This input can include comments with respect to the customer's sourcing or procurement processes, assisting in the development of technical specifications, and recommendations regarding internal workflow exercises.

         Customization and Implementation. Based generally upon the up-front scoping exercise, we are able to customize our solutions as required to meet the customer's particular needs. This process can take as little as a few days, or as long as many months, depending on the degree of customization, the resources applied by the customer and the customer's business requirements. We work closely with customers to ensure features and functionality meet their expectations.

         Training. Upon completion of implementation (and often during implementation), we train customer personnel to utilize our Solutions through our administrative tools. Training can be conducted one-on-one or in groups. We also conduct "train the trainer" sessions.

         Maintenance and Support. We provide software upgrades and ongoing support to our customers.

THIRD PARTY OFFERINGS

In addition to the sale of our core solutions and services, we have entered into marketing or co-marketing agreements with a number of companies that offer services that are complementary to our offerings. We market these complementary services to our customers and prospects and can earn a referral fee if these services are purchased. In some cases our marketing partner has agreed to market our solutions to its customers and prospects and can earn a referral fee. Our marketing partners include:

    Partner                                  Service or Offering
    ---------                                -------------------
    Production Access, Inc.                  Oil and Gas Data Management Solutions
    Explorer Software Solutions Ltd.         Oil and Gas Property Management Solutions
    Amec Services Limited                    Engineering Services
    ecwebworks Inc.                          Electronic Document Exchange
    Eloqua Corporation                       Strategic Marketing Solutions


SEASONALITY

         We experience some seasonal reductions in business activity in European markets during the summer months.

STRATEGY

         Our business strategy is comprised of the following key components:

STRENGTHEN OUR POSITION AS AN EAM VENDOR AND IMPROVE OUR VISIBILITY IN OTHER AREAS OF THE ASSET LIFECYCLE. Gartner Group ranked ADB Systemer ASA within their `magic quadrant' of twelve leading EAM vendors globally in 2000. We believe our procurement and sourcing offerings are competitive, and will strive to improve our ranking and visibility in industry comparisons.

MAINTAIN AND ENHANCE OUR TECHNOLOGY. We consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology. We have recently released Dynamic Buyer version 2.0 and ProcureMate version 2.8, and expect further versions of both products in 2002.

ENTER INTO AND MAXIMIZE ALLIANCES. We have marketing and other relationships with AMEC, GE Capital, Production Access and a number of other leading companies in a broad range of industries. We are seeking to expand on these relationships and enter into similar relationships with other companies. We believe that these and future relationships will help provide us with access to important industry participants and will help increase our brand awareness.

SEEKING ACQUISITIONS AND STRATEGIC INVESTMENTS. We plan to continue to expand by seeking technologies, products, and services that complement our existing business. If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.


CUSTOMERS

         We provide our solutions to customers in a variety of industries, including: oil and gas, public authorities, automotive, and transportation.

         The revenue structures and particular services provided vary depending upon the needs of the customer and the solution concerned. For licensed offerings we generally collect a license fee based on number of users, service fees for implementation and training, and support and maintenance fees. For hosted offerings, we generally collect an up-front implementation fee, monthly hosting fee, and a share of revenue or transaction volumes.

         The following is a representative list of some of the customers for whom we have implemented our solutions:

Customer                        Solution(s)            Industry Segment                   Geographic Location
-------------------------------------------------------------------------------------------------------------
BP                              ProcureMate; WorkMate  Oil and Gas                        Norway
-------------------------------------------------------------------------------------------------------------
Forest Oil                      WorkMate               Oil and Gas                        Norway
-------------------------------------------------------------------------------------------------------------
Hordaland FK                    ProcureMate            Public Authority                   Norway
-------------------------------------------------------------------------------------------------------------
GE Capital CEF                  Dynamic Seller         Leasing                            US
                                                       (financial/heavy equipment)
-------------------------------------------------------------------------------------------------------------
Skermans                        Dynamic Seller         Manufacturing (packaging           UK
                                                       machinery)
-------------------------------------------------------------------------------------------------------------
Irish Permanent Finance         Dynamic Seller         Leasing (automotive)               Ireland
-------------------------------------------------------------------------------------------------------------
ShopNBC.com                     Dynamic Seller         Retail                             US
-------------------------------------------------------------------------------------------------------------

SALES AND MARKETING

         We market our services primarily through our direct sales force. Our sales organization is regional, with personnel located in our principal offices in Toronto, Dublin, and Stavanger.

         Our marketing efforts are focussed on targeted marketing campaigns, rather than broad based "awareness" campaigns. Potential customers are identified through direct contact, responses to request for information, attendance at trade shows, and industry contacts. We principally focus on trade show participation, seminar series for specific industries or professionals, and outgoing lead generation.

         We use reference customers to assist us in our marketing efforts, both through direct contact with potential customers and through site branding and case studies. We also rely on our alliance partners to assist in our marketing efforts.

TECHNOLOGY PLATFORM

         ADB has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

         The company's technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. The company is also making use of Microsoft's.net web services platform. The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture. The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications.

         In November 1998, we won three Canadian Information Productivity Awards for our online auction technology, including an Award of Excellence, Best of Category Award for Small Business, and top honors with the Best of Show Award.

RESEARCH AND DEVELOPMENT

         We believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our research and development efforts on the continued development of our proprietary software offerings. Our ongoing research and development efforts are aimed at the continued 'productization' of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of 'generic' applications to reduce programming time and costs for customer implementations.

         Our research and development expenditures were approximately $3.691 million for the year ended December 31, 2001, $1.802 million for the year ended December 31, 2000, and $1.001 million for the year ended December 31, 1999, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2001 included the development of version 2.0 of our DYNAMIC BUYER Solutions, a new version of our PROCUREMATE solution, and development relating to our DYNAMIC SELLER solution. In 2002, we are expecting to release further versions of WorkMate, Dynamic Buyer and ProcureMate.

         Presently, 18 staff members are dedicated to product development. We expect to continue to focus significant resources on system development to ensure the continued reliability and competitiveness of our technology.

INTELLECTUAL PROPERTY

         We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights.

         We have received patents from the U.S. Patent and Trademark Office covering the process whereby we conduct Dutch auctions over electronic distribution channels. We have patent applications pending in Canada covering the same technology.

         Our proprietary software is subject to common law copyright protection, but we do not have, and do not intend to pursue, any registered copyrights. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret.

         In an effort to protect our trade secrets, and as part of our confidentiality procedures, we generally enter into confidentiality and non-disclosure agreements with our employees and consultants and generally limit access to and distribution of our software, documentation and other proprietary information. Additionally, we limit physical access to our premises, software and hardware and employ security measures to protect against damage or theft.

COMPETITION

         The market for each solution comprising our asset lifecycle management suite is intensely competitive. Many of the companies we compete with have much greater financial, technical, research and development resources than we.

         In the asset lifecycle management area, we believe only Datastream Systems, Inc. offer as broad a suite of solutions as we do. By component solution, we face a number of competitors:

         Sourcing - FreeMarkets, Procuri, B2E Markets, Emptoris, Moai

         Procurement - MRO Software, Ariba, Clarus, Commerce One, Purchase Pro

         EAM - related solutions - MRO Software, Inc., Indus International, Marcam Corporation, Mincom, Inc., Peregrine Systems, and broader ERP solution providers such as SAP, J.D. Edwards, and Oracle

         Sales solutions - Fairmarket, Ariba, Commerce One, Seibel

In addition, many organizations develop their own solutions for certain elements of the asset lifecycle, or use third party exchanges or aggregations sites, such as eBay, FreeMarkets, VerticalNet or industry-specific exchanges such as Covisint.

         In order to remain competitive and improve our competitiveness, we will need to make continued investments in product development and improve our market visibility and financial situation.

C.       ORGANIZATIONAL STRUCTURE

         The table below lists our subsidiaries. Unless otherwise indicated, we, or one of our subsidiaries, own 100% of the outstanding capital stock of the companies listed.

         Name of Subsidiary                         Country of Incorporation
         ------------------                         ------------------------

         ADB Systemer ASA (1)                       Norway
         ADB Systems International Limited          Ireland
         ADB Systems Limited                        England
         Bid.Com (U.K.) Limited                     England
         ADB Systems, Inc.                          USA (Delaware)
         Bid.Com USA, Inc.                          USA (Florida)
         Bid.Com International Pty. Ltd. (2)        Australia
         Internet Liquidators USA, Inc. (2)         USA (Florida)

(1) As of December 31, 2001, we owned 98.3% of the outstanding voting shares of ADB Systemer ASA. Under Norwegian corporate law, we may trigger compulsory acquisition of the remaining shares at any time. The remaining shareholders each have the same right to trigger compulsory acquisition. If we acquire all or any of the remaining shares of ADB Systemer we will pay a purchase price as agreed with the shareholder, failing which the value shall be determined by arbitration.

(2)  Dormant. We anticipate dissolving these companies in 2002.

D.       PROPERTY, PLANTS AND EQUIPMENT

         The table below lists the locations of our facilities and summarizes certain information about each location.


       Location                        Use                          Square Feet       Term of Lease
                                                                    (Approximate)
       -------------------------------------------------------------------------------------------------
       6725 Airport Road,              Executive, Administrative,   10,165            Expires Oct. 2004
       Suite 201                       Engineering and Marketing
       Mississauga, Ontario
       -------------------------------------------------------------------------------------------------
       Vingveien 2,                    Executive, Administrative,   13,493            Expires July 2003
       4050, Sola Norway               Engineering and Marketing
       -------------------------------------------------------------------------------------------------
       700 South Circular Road         Administrative,              2,000             Expires Jan. 2003
       Kilmainham,                     Engineering and Marketing
       Dublin, Ireland
       -------------------------------------------------------------------------------------------------
       Blenheim House, 2nd Floor       Marketing                    2,284             Expires Sept.,
       1/2 Bridge Street,                                                               2005 (1)
       Guildford, Surrey, England
       -------------------------------------------------------------------------------------------------
       3001 North Rocky Point Drive    Executive                    143               Expires Dec. 2002
       East, Tampa, Florida
       -------------------------------------------------------------------------------------------------

(1) We are presently in the process of assigning this space to a third party, following which we will be moving this office to another location in Guildford on a monthly basis.

In addition, we have sub-let office space previously occupied by us in Tonsberg, Norway. This space is 2,851 square feet in size, and the lease expires in October 2005.

We believe that we have adequate space for our current needs. As we expand, we expect that suitable additional space will be available on commercially reasonable terms. We do not own any real estate nor do we currently own or lease warehouse space, other than a single apartment unit in Sola, Norway which is used to house employees traveling to our Norwegian offices.



ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3.A - SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "FORWARD-LOOKING STATEMENTS".


History and Overview

Since 1988, ADB Systemer ASA has had a successful track record of providing enterprise asset management (EAM) solutions to organizations in the oil and gas and public sectors. In October of 2001, ADB Systemer was acquired by Bid.Com, a leading provider of dynamic pricing solutions.

As a combined entity, we operate as ADB Systems International Inc. ("ADB"), with offices in Toronto (Canada), Tampa (U.S.), Dublin (Ireland), London (U.K.) and Stavanger (Norway).

We deliver asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, Irish Permanent Finance, ShopNBC, and Skerman Group.

Our shares trade on both the Nasdaq National Market (NASDAQ: ADBI) and the Toronto Stock Exchange (TSE: ADY).

See Item 4 - INFORMATION ON THE COMPANY for a broader discussion regarding our background and operations.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

ACQUISITION OF ADB SYSTEMER ASA. On October 11, 2001, we acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software.

The acquisition of ADB Systemer resulted in a significant broadening of our product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including a $2.293 million cash outlay. Approximately 93 per of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

With the adoption of new standards in accounting for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment of $9.476 million be recorded. This impairment charge represents a non-cash expense. As a result of the new accounting standards, no future goodwill amortization expense will be required to be recorded.

NET INCOME (LOSS). Our net loss for the year ended December 31, 2001 was $18.714 million, an improvement of 8.1 percent over the net loss of $20.366 million reported for the year ended December 31, 2000. Excluding items outside of the normal course of operations, our loss was $12.185 million, as compared to $26.022 million in 2000, an improvement of 53.2 percent. This improvement is a result of significant cost-reduction measures as well as our exit from business-to-consumer retail activities.

This year represented a full year of operations under a business-to-business model of software licensing and related services. The revised business model resulted in significantly lower revenues and lower losses from operating activities. An organization-wide restructuring plan during the year resulted in significant cost savings in general and administrative expenses, with minimal impact on revenue and technology-related activities.

As compared to 2000, we experienced a net savings of $8.614 million in general and administrative expenses, largely as a result of corporate-wide restructurings. A portion of these savings were re-invested in areas that are expected to support future growth, notably $879,000 in additional sales and marketing expenses and $1.889 million in additional software development and technology expenses.

REVENUE. Revenue is derived from software licensing and related services from consulting, implementation, application hosting, training, maintenance and support activities. Prior to October 24, 2000, revenue also includes on-line retail sales of merchandise and associated shipping revenue.

Revenue declined to $4.455 million for the year ended December 31, 2001 from $12.497 million for the year ended December 31, 2000, representing a decline of
64.4 percent. The decline in revenue resulted from our exit from on-line retail operations in 2000.

Our revenue from software licensing and related services improved to $4.455 million for the year ended December 31, 2001 from $2.402 million for the year ended December 31, 2000, an increase of 85.5 percent. This improvement is attributable to our reduced focus on retail operations, the addition of the operations of ADB Systemer in October 2001, and the termination of several customer agreements during the year that resulted in the acceleration of deferred revenue. Our retail operations generated $10.095 million of total revenue for the year ended December 31, 2000.

Revenue outside North America was $1.634 million for the year ended December 31, 2001, compared to $86,000 for the year ended December 31, 2000, an increase of 1800 percent. Sales penetration of our Ireland and UK operations and the acquisition of ADB Systemer contributed to the significant increase in revenue outside North America.

With the acquisition of ADB Systemer, we anticipate that revenue outside North America will account for the majority of our revenue in 2002, with reliance on European clients, particularly Norwegian, lessening over time.

CUSTOMER ACQUISITION COSTS. Customer acquisition costs reflect non-cash expenses incurred in securing customer agreements. Specifically, these costs represent the calculated value of share purchase warrants issued to GE Capital in return for certain contracts using the Cox-Rubinstein binomial valuation model.

For the year ended December 31, 2001, these costs amounted to $60,000. In 2000, the costs amounted to $157,000. The decrease was the result of our decline in share price, which reduced the fair value of the share purchase warrants. The GE warrants have now been fully expensed.

GENERAL AND ADMINISTRATIVE. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses); occupancy costs; foreign exchange gains or losses; professional fees; insurance; investor relations; regulatory filing fees; and travel and related costs.

General and administrative expenses dropped to $7.622 million for the year ended December 31, 2001, as compared to $16.236 million for the year ended December 31, 2000, a decline of 53.1 percent.

As indicated previously, the organization-wide restructuring plan implemented during the year resulted in substantial reductions in headcount and related office overheads. Savings from reduced headcount as a result of these measures totaled $2.725 million. A rationalization of professional fee and investor relations budgets through greater reliance on internal staff resulted in $2.245 million in savings notwithstanding reductions in headcount. A decrease in share purchase warrant and bad debt expenses resulted in an additional $1.514 million in savings. The balance of the savings were attributable to lower travel costs, occupancy costs, and the closure of the Australian, New York, and Sacramento offices.

SALES AND MARKETING. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the year ended December 31, 2001, sales and marketing costs amounted to $4.040 million, as compared to $3.161 million for 2000, an increase of 27.8 percent. This increase is attributable to higher staffing levels in the sales department combined with increased tradeshow and lead generation activities in the first three quarters of 2001.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses increased to $3.691 million for the year ended December 31, 2001 from $1.802 million for the year ended December 31, 2000, an increase of 104.8 percent. The increase in software development expenses was largely attributable to the development of Dyn@mic Buyer version
2.0 (a second release
of our sourcing solution), custom work for clients, and development relating to Dyn@mic Seller, our sell-side solution.

Salary expense for technology-related personnel increased $1.388 million over 2000, partly as a result of capitalization of $541,000 of core software development costs in 2000, and increased hiring to further software development, service clients, and decreased reliance on non-employee development consultants. The acquisition of ADB Systemer in the fourth quarter resulted in an additional $473,000 in technology-related costs.

A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to our software and services activities. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. We did not capitalize any core software development in the fourth quarter of 2000.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $1.572 million for the year ended December 31, 2001 as compared to $1.130 million for the year ended December 31, 2000, an increase of 39.1 percent. This increase was primarily due to the depreciation in the fourth quarter of 2001 of certain software acquired as a result of the ADB Systemer acquisition.

DIRECT EXPENSES. Direct expenses related solely to our retail operations, and reflected negotiated reserve prices with vendors for the supply of goods sold by our company prior to October 24, 2000.

Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000. No direct expenses were incurred in 2001.

ADVERTISING AND PROMOTION. Advertising and promotion expenses related to retail operations and consisted primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to marketing partners from which we purchased advertising space. Advertising and promotional expenses did not include salaries and related expenses of our sales and marketing personnel which were included in sales and marketing costs.

No advertising and promotional expenses related to retail operations were incurred in 2001.

INTEREST INCOME. Interest income reflects interest from investments in cash and marketable securities.

Interest income was $345,000 for the year ended December 31, 2001, as compared to $467,000 for the year ended December 31, 2000, a decline of 26.1 percent. This decline was largely attributable to lower cash and money market funds on hand in 2001 and decreasing interest rates.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS. Realized gains on disposal of marketable securities and strategic investments amounted to $6.722 million for the year ended December 31, 2001, compared to $20.946 million for the year ended December 31, 2000. These gains are outside of the normal course of operations but are not considered extraordinary items.

The disposal of our equity position in Point2 Internet Systems Inc. (amounting to a net gain of $2.249 million) coupled with a realized gain on the disposal of America Online Inc. (AOL) shares (a net gain of $3.656 million) accounted for most of the gain in 2001. We also recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In 2000, the gain relates primarily to the disposal of our strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, we converted our $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. We realized further gains of $249,000 in association with the disposal of some shares of AOL in the fourth quarter of 2000.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized gains and losses on marketable securities and strategic investments, and provisions for impairment of assets are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary.

Unrealized losses for the year ended December 31, 2001 were $2.435 million, compared to $11.697 million for the year ended December 31, 2000. We conduct an assessment of our strategic investment portfolio at the end of each fiscal period by analyzing the financial performance of the companies we invested in as well as general market conditions. In 2001, we recorded impairment provisions totaling $1.528 million compared to $5.600 million in 2000. As our investments are all in companies in the technology sector, the market performance of these holdings has been dramatically affected by economic conditions.

In 2000, we revalued our marketable securities, which were largely comprised of shares of AOL, resulting in an adjustment of $4.846 million to reflect market value.

We also reviewed our investment in Point2 and provided $802,000 in 2000 for a receivable from Point2. In May, 2001, we sold our equity interest in Point2 to the management of Point2 for $2.603 million in cash.

RESTRUCTURING CHARGES. In April and September, 2001 we implemented cost-reduction measures intended to ensure future viability. The $959,000 in restructuring charges for 2001 relate to these staff reductions and associated measures. There were no such charges in 2000.

RETAIL ACTIVITIES SETTLEMENT. Although we ceased our on-line operations in October of 2000, we have since experienced a supplier issue relating to prior years. This amount totaled $381,000, all of which was disbursed in the first half of 2001. These amounts were not previously anticipated.

GOODWILL IMPAIRMENT. We acquired ADB Systemer in October of 2001 for a total consideration of $13.762 million. Of this amount, we attributed $9.476 million to goodwill. With the adoption of new accounting standards for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment loss of $9.476 million be recorded. This impairment charge is a non-cash expense, and no future goodwill amortization expense will be recorded.

In 2000, we reviewed our investment in Point2, and determined that the goodwill associated with this investment had become impaired. As a result, we recorded a goodwill impairment provision of $3.593 million. In May, 2001, we sold our equity interest in Point2 to the management of Point2 for $2.603 million in cash.

COMPARISON OF YEARS ENDED DECEMBER 31,2000 AND DECEMBER 31, 1999

NET INCOME (LOSS). Our net loss declined to $20.366 million for the year ended December 31, 2000 from $20.825 million for the year ended December 31, 1999, a reduction of 2.2 percent. Before items outside of the normal course of operations, our loss in 2000 was $26.022 million, as compared to $20.825 million in 1999, a worsening of 25.0 percent. The increase in operational loss was largely the result of investments in infrastructure, sales and marketing, and software development to support the future growth of the Company as a business-to-business software provider.

REVENUE. Overall revenue declined to $12.497 million for the year ended December 31, 2000 from $31.001 million for the year ended December 31, 1999, a decline of
59.7 percent. The decline in revenue was the result of our planned exit from on-line retail operations, which commenced in the second quarter of 2000 and continued through to the fourth quarter.

Our retail operations generated $10.095 million of total revenue for the year ended December 31, 2000 and $26.590 million for the year ended December 31, 1999. As stated above, this decline in revenue was the result of our planned exit from on-line retail operations.

Our revenue from software licensing and related services totaled $2.402 million for the year ended December 31, 2000 and $4.411 million for the year ended December 31, 1999. The higher level in 1999 was the result of two significant software licensing arrangements signed in fiscal 1999 that did not recur in fiscal 2000 and a change in our software delivery model from a licensed offering to a hosted offering. Substantially all of our revenue was earned in North America in 2000, and 1999.

CUSTOMER ACQUISITION COSTS. For the year ended December 31, 2000, these costs amounted to $157,000. There were no customer acquisition costs for 1999.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $16.236 million for the year ended December 31, 2000 from $12.405 million for the year ended December 31, 1999, an increase of 30.9 percent. The increase in general and administrative expenses included additional expenses related to the opening of sales offices in Sacramento and New York and the continued build-up of operations in Ireland, which we opened in 1999. We also experienced a significant increase in staffing, primarily associated with the expansion of our software licensing and related service activities. For the year ended December 31, 2000, we also recorded a non-recurring charge of $1.0 million primarily related to strategic consulting costs.

SALES AND MARKETING. For the year ended December 31, 2000, sales and marketing costs amounted to $3.161 million. In 2000, we began building our sales and marketing infrastructure to support business-to-business activities, resulting in the hiring of sales and marketing personnel and the production of marketing materials.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. Software development and technology expenses increased to $1.802 million for the year ended December 31, 2000 from $1.001 million for the year ended December 31, 1999, an increase of 80.0 percent. The increase in software development expenses was largely attributable to development of core and non-core software to improve scalability, functionality, and deployability in the software-licensing environment. A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to business-to-business activities. Fourth-quarter software development expenses were $817,000, or 45.3 percent of total software expense for the year. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. We did not capitalize any core software development in the fourth quarter of 2000.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $1.130 million for the year ended December 31, 2000 as compared to $621,000 for the year ended December 31,1999, an increase of 82.0 percent. This increase was primarily due to a full year of amortization of goodwill as a result of our investment in Point2, amortization of capitalized core software development costs as well as a significant increase in server equipment and computers acquired to enhance the infrastructure supporting our business-to-business activities.

DIRECT EXPENSES. Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000 as compared to $26.696 million (100.4 percent of retail revenue) for the year ended December 31, 1999. The decline in direct expenses was attributable to our exit from on-line retail operations in 2000.

ADVERTISING AND PROMOTION. Advertising and promotion expenses were $5.040 million for the year ended December 31, 2000 as compared to $11.870 million for the year ended December 31, 1999, a decrease of 57.5 percent. As a percentage of on-line retail revenue, advertising and promotion expenses were 49.9 percent of retail revenue in 2000 as compared to 44.6 percent of retail revenue in 1999. The higher proportion of advertising and promotion expenses to revenues for 2000 was directly attributable to our obligation to meet fixed advertising commitments even while terminating retail activities. Advertising and promotion expenses for the year ended December 31, 2000 included $558,000 attributable to promotional pricing and $946,000 for expenses related to a marketing agreement with AOL, which ceased on March 31, 2000. Advertising and promotion expenses for the year ended December 31, 1999 include $4.044 million attributable to promotional pricing expenses and $3.548 million for expenses related to AOL.

INTEREST INCOME. Interest income was $467,000 for the year ended December 31, 2000, as compared to $767,000 for the year ended December 31, 1999, a decrease of 39.1 percent. This decrease was largely attributable to lower cash and money market funds on hand in 2000.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS. Realized gains on disposal of marketable securities and strategic investments amounted to $20.946 million for the year ended December 31, 2000, with no comparative balance for the prior year. This amount includes the disposal of our strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, we converted our $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. We realized further gains of $249,000 in association with the disposal of some shares of AOL in the fourth quarter of 2000.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized losses for the year ended December 31, 2000 were $11.697 million, with no comparative balance for the prior year.

We conducted an assessment of our strategic investment portfolio at December 31, 2000 by analyzing the financial performance of the companies we invested in as well as general market conditions and concluded that an impairment provision of $5.600 million was necessary.

We also revalued our marketable securities at December 31, 2000, which were largely comprised of shares of AOL resulting in an adjustment of $4.846 million to reflect market value. Subsequent to the end of the year, we disposed of a substantial portion of our shares in AOL and realized a gain of $3.656 million.

In addition, at December 31, 2000, we also reviewed our investment in Point2, and it was determined that the recoverability of funds loaned to Point2 was in doubt. As a result, a provision of $802,000 was recorded for a receivable from Point2.

GOODWILL IMPAIRMENT. At December 31, 2000, the Company reviewed its investment in Point2, and it was determined that the goodwill associated with this investment had become impaired. As a result, we incurred an impairment provision of $3.593 million for the goodwill.

CRITICAL ACCOUNTING POLICIES.

The accounting policies followed by the Company have a critical effect on the financial reporting of the Company. These policies involve complex judgments and estimates which affect the amount of revenue recognized, the recognition and amortization of assets and liabilities and the recoverability of assets. The valuation and recoverability of assets is generally based on the projected cash flows from these assets. These significant accounting policies are discussed in Notes 2 and 17 of the financial statements. The Company does not have any off-balance sheet special purpose entities.

LIQUIDITY AND CAPITAL RESOURCES

FUNDING (OVERVIEW). We have been funded to date primarily through a series of private placements of equity, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations. We have received aggregate net proceeds of $78.2 million from equity financing and have realized $23.7 million in gains on investment disposals.

FUNDING (1999). On September 30, 1999, we issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (five percent) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983. The share purchase warrants expired on September 30, 2001.

FUNDING (2000). In June 2000, we issued to Acqua Wellington Value Fund Ltd. a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares, for proceeds of U.S. $2.1 million. We sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant was exercisable to acquire one common share for two years at an exercise price of US$2.68 per warrant

(one-half warrant at U.S. $5.36 post-consolidation). The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

On August 31, 2000, we exchanged our shares in Quack.com Inc., which had a cost of $1.221 million, for shares in AOL valued at $21.918 million, resulting in a gain of $20.697 million. During 2000 and 2001, we liquidated some of our shares in AOL to fund operations. In January 2002, we liquidated the remainder of our AOL holdings.

FUNDING (2001). During 2001, we continued to liquidate our AOL position to fund operations. In addition, we disposed of our equity position in Point2 for $2.603 million and recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In October 2001, with the acquisition of ADB Systemer, we paid $2.293 million in cash to the shareholders of ADB Systemer in connection with the acquisition. As a result of that acquisition, we acquired $811,000 of cash held by ADB Systemer at the time of acquisition.

FUNDING (2002). On April 24, 2002, we entered into an agreement with Stonestreet LP for a $1.1 million private placement. On April 25, 2002, we issued 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. With this additional funding in place, we anticipate that we have sufficient funds to continue operations through 2002.

CAPITAL ASSETS. Additions to capital assets for the year ended December 31, 2001 were $317,000 primarily related to computer hardware and server equipment. For the year ended December 31, 2000, additions totaled $1.426 million, primarily for computer hardware and server equipment associated with building infrastructure to support business-to-business activities. During 1999 we invested $693,000 in capital assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements. We currently have a capital lease obligation totaling $60,000 over the next two years relating to computer hardware. We anticipate that this commitment will be funded using existing funds. We do not currently have any other significant capital expenditure commitments.

INTANGIBLE ASSETS. As a result of our shift in business model, we capitalized $541,000 of software development costs as part of a core software development project in 2000. These costs will be amortized over the expected useful life of the software which is expected to be 24 months. We did not capitalize any software costs in 2001.

PRESENT STATUS. We have not earned profits to date and, at December 31, 2001, we had an accumulated deficit of $87.583 million. We have generated negative cash flow from operations since inception. We have expended and expect to continue to expend substantial funds to continue to develop technology, build an infrastructure to support our business development efforts and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses into 2003 and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

As of December 31, 2001, and March 31, 2002 (unaudited), we had cash on hand and marketable securities of $4.215 million and $2.612 million, respectively. At this time, we expect that current cash balances, anticipated funds from operations and the funding from April 24, 2002 will be sufficient to meet our needs through 2002. However, the actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond our control.

As a result, we may require funds sooner or in greater amounts than currently anticipated. We do not have additional committed sources of financing at this time and there can be no assurance that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, this may have a material adverse effect on our business, financial condition, cash flows and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common shares.

FOREIGN CURRENCY RATE FLUCTUATIONS. While our financial statements are in Canadian dollars, revenue is generated in Norwegian kroner, US dollars and other currencies. We incur the majority of our expenses in Canadian dollars and Norwegian kroner. As a result, we may suffer losses due to fluctuations in exchange rates between the Canadian dollar or Norwegian krone and currencies of other countries. We do not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

INTEREST RATE AND INVESTMENT RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing income received from our investments without significantly increasing risk. Our investment portfolio is primarily comprised of cash, marketable securities, and short-term interest bearing certificates.

NET OPERATING LOSSES FOR TAX PURPOSES. We have available an aggregate of approximately $65 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $113,000 expires in 2002, $1.924 million expires in 2003, $6.401 million expires in 2004, $19.828 million expires in 2005, $19.262 million expires in 2006, $1.341 million expires in 2007, $7.300 million expires in 2008, $1.576 million expires in 2009, $2.927 million expires in 2010, $1.044 million expires in 2011 and $2.967 million expires in 2012. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the name, age and position of each of our directors and executive officers. This information is supplied based on our records and information furnished by our executive officers and directors. Jan Pedersen and Jean-Pierre Soubliere are nominees for election at our next annual meeting of shareholders, scheduled for June 12, 2002. If elected, they will replace John Reynolds and Charles Walker, who have not been included in the slate of directors being presented to the shareholders.



Name                                     Age     Position
----                                     ---     --------
Directors

Jeffrey Lymburner(1)                      45     Director and Chief Executive Officer
Martin Bekkeheien(4),(5)                  59     Director
T. Christopher Bulger(3)                  45     Director
Paul Godin(3)                             49     Director
Jim Moskos                                39     Director and President, ADB Technology Group
David Pamenter(2),(4)                     54     Director and Assistant Secretary
John Reynolds(3),(5)                      31     Director
Ken Sexton(2)                             48     Director
Charles S. Walker(2)                      66     Director

Executive Officers
(other than Messrs. Lymburner and
Moskos)

Mark Wallace                              42     President
Jan Pedersen(5)                           44     President, Norwegian Operations
Aidan Rowsome                             41     Vice-President, Global Sales
John Mackie                               37     Vice President, General Counsel and Secretary

----------

(1)  Mr. Lymburner is acting Chairman of the Board of Directors.
(2)  Member of Audit Committee.
(3)  Member of the Management Resources and Compensation Committee
(4)  Member of the Corporate Governance Committee.
(5) Nominee of certain of the prior shareholders of ADB Systemer ASA pursuant to a Board Representation Agreement. See "Board Practices" below.

         The business experience of each of our directors, executive officers and director nominees for at least the last five years is as follows:

Directors

JEFFREY LYMBURNER, Oldsmar, Florida
DIRECTOR SINCE MAY 28, 1996
Acting Chairman

     Mr. Lymburner has been our Chief Executive Officer since August 1, 1999 and was a founding shareholder of our company. From August 28, 1998 to October 11, 2001, he also held the title of President. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995. In the 1980's, Mr. Lymburner held several management positions with responsibilities for advertising, purchasing, store management, sales management and strategic planning for Multitech Warehouse Direct, a national consumer electronics retail chain. Mr. Lymburner started his career as a Systems Engineer with IBM in 1978.


MARTIN BEKKEHEIEN, Sola, Norway
DIRECTOR SINCE OCTOBER 11, 2001
Member of the Corporate Governance Committee

      Mr. Bekkeheien served as a member of the Board of Directors of ADB Systemer ASA from April 2000 to October 2001, acting as Chairman from September 2000. Mr. Bekkeheien is a Senior Vice-President of Statoil, the Norwegian state-owned oil company, presently in charge of leadership development. He has held several director positions within Statoil over the last twenty years. Mr. Bekkeheien is also a director of Allianse Informasjonssystemer AS.

T. CHRISTOPHER BULGER, Toronto, Ontario
DIRECTOR SINCE MAY 28, 1996
Chairman of the Management Resources and Compensation Committee

      Mr. Bulger is the Chairman and CEO of Megawheels Technologies Inc., an automotive advertising and retail technologies company. He was previously President and Chief Executive Officer of eLab Technology Ventures Inc., a venture capital firm associated with the Royal Bank of Canada, from December 1999 until December 2001. Mr. Bulger served as Executive Vice President of our company from September 1998 to December 1999 and Chief Financial Officer of our company from April 1996 to September 1998. Mr. Bulger was a partner with HDL Capital Corporation, a Toronto based merchant bank specializing in the venture capital sector from 1993 until 1999. He is currently a director of Megawheels. Mr. Bulger is a Chartered Financial Analyst (CFA) and holds an MBA from the European Institute of Business Administration (INSEAD).

PAUL GODIN, Kettleby, Ontario
DIRECTOR SINCE MAY 28, 1996
Member of the Management Resources and Compensation Committee

      Mr. Godin is a private investor. From September 1999 to March 2001, Mr. Godin was the Chairman of The Art Vault International Limited. Aside from being one of the founding shareholders of our company, Mr. Godin was Chief Executive Officer of our company from August 28, 1998 to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. Prior to the founding of our company in September, 1995, Mr. Godin was Senior Vice-President, Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designed and implemented wireless data systems. He has an extensive marketing and management background spanning 20 years in retail and wholesale electronics and computer distributors.


JIM MOSKOS, Toronto, Ontario
DIRECTOR SINCE JUNE 7, 1999

      Mr. Moskos has been President of the ADB Technology Group since October 19, 1999. Mr. Moskos served as Vice President - Technology of our company from September 1997 to October 19, 1999. From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development. Mr. Moskos was a recipient of the 1998 and 1996 Canadian Information Productivity Awards from Canadian Business Magazine, the 1995 Smithsonian Innovator Award for Information Technology, the 1995 Government Technology Achievement Award and is a two-time recipient of the Deputy Ministers Outstanding Achievement Award.

DAVID PAMENTER, Toronto, Ontario
DIRECTOR SINCE JUNE 18, 1997
Chairman of the Corporate Governance Committee and Member of the Audit Committee

      Mr. Pamenter has been a partner in Gowling, Lafleur, Henderson LLP, a Canadian national law firm, since July 1, 1995. He is also a member of Gowlings' executive committee and the Toronto office management committee. Gowlings is one of the largest Canadian national law firms with a strong focus on advising technology companies.

Mr. Pamenter also serves on the boards of a number of client companies and community groups.


JOHN REYNOLDS,
DIRECTOR SINCE OCTOBER 11, 2001
Member of the Management and Resources Compensation Committee

      Mr. Reynolds served as a member of the Board of Directors of ADB Systemer ASA from March 2000 to October 2001. Mr. Reynolds is a principal of Lime Rock Partners, a private equity firm focused on small cap opportunities in the energy sector, and a shareholder in our company. Mr. Reynolds was previously a Vice-President in the Research Department of Goldman Sachs & Co., where he was the senior analyst responsible for the oil field services and drilling sector from 1992 to 1998. Mr. Reynolds is not a nominee for re-election at our next annual meeting of shareholders, scheduled for June 12, 2002.

KEN SEXTON,
DIRECTOR SINCE OCTOBER 5, 2000
Chairman of the Audit Committee

      Mr. Sexton is a private investor. From December 1998 to February 2002, he was Senior Vice President of Finance and Administration and Chief Financial Officer of Merant, an e-business software company. Prior thereto he was Chief Financial Officer of Intersolv, an enterprise software product company from 1991. From 1984 to 1991, he was the Controller and Chief Accounting Officer of Life Technologies Inc. Mr. Sexton is a Certified Public Accountant (CPA) and holds a bachelor of science degree in business.

CHUCK S. WALKER, Vancouver, British Columbia
DIRECTOR SINCE FEBRUARY 15, 1999
Member of the Audit Committee

      Mr. Walker has been President and Chief Executive Officer of the Walker Group, Inc., a privately owned company involved in manufacturing, administration, fulfillment services and marketing to the automotive and consumer goods industries since 1968 . Mr. Walker is currently a director of Megawheels Technologies Inc., a company listed on the Canadian Venture Exchange, and a director of SCS Solars Computing Systems Inc. Mr. Walker is not a nominee for re-election at our next annual meeting of shareholders, scheduled for June 12, 2002.

JEAN-PIERRE SOUBLIERE , Ottawa, Ontario
NOMINEE FOR DIRECTORSHIP

      Mr. Soubliere is the President of Anderson Soubliere Inc., an executive based consulting corporation. From January 1997 to March 1999, he served as President and COO of Alis Technologies, a language and translation solutions provider. Previously, Mr. Soubliere worked for 19 years with SHL Systemhouse, a provider of client/server systems integration and technology-outsourcing services, serving as President, SHL Systemhouse International from September 1993 to December 1996. He is very active in the Ottawa-Carleton region and in the high technology industry, serving as a member of several councils and boards. In 1998, he chaired the Canadian Federal Government's Ad Hoc Industry Advisory Committee on Electronic Commerce and participated in the OECD Conference on Electronic Commerce. Mr. Soubliere has been presented as a nominee for election to the Board of Directors at our annual shareholders meeting scheduled for June 12, 2002.

EXECUTIVE OFFICERS
(OTHER THAN MESSRS. LYMBURNER AND MOSKOS)

MARK WALLACE was appointed President on October 11, 2001. From November 1999 to October 2001, Mr. Wallace served as our Chief Operating Officer. He was previously Executive Vice-President, General Counsel and Secretary of our company. Prior to joining our company in May 1999, Mr. Wallace was Vice-President, General Counsel and Secretary of AT&T Canada Corp. In that capacity, he was principal advisor to that company on all legal, regulatory and corporate governance issues, and served as corporate secretary to its board of directors. Mr. Wallace joined AT&T Canada in 1991. Prior to joining AT&T Canada, Mr. Wallace worked for 4 years in private practice as a corporate commercial lawyer.

JAN PEDERSEN was appointed President of our Norwegian Operations on October 11, 2001. Prior to that , Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988. He has broad software experience with clients such as Saga Petroleum, Statoil, BP Norway, Elf Petroleum, and the Norwegian Petroleum Directorate. Mr. Pedersen holds a Master of Science degree in Civil Engineering from the technical university in Trondheim, Norway. Mr. Pedersen has been presented as a nominee for election to the Board of Directors at our annual shareholders meeting scheduled for June 12, 2002.

AIDAN ROWSOME, our Vice-President, Global Sales, has been with our company since August 1999 when he joined as Managing Director, Europe. From June 1998 to July 1999, Mr. Rowsome was Chief Operations Officer for Nua Internet Consultancy, responsible for all project operations. Prior to that, Mr. Rowsome spent 8 years as General Manager, European Operations for Quarterdeck Corporation, now part of the Symantec Group. He previously acted as a consultant and Project Director to Telus, managing the merger of two of the largest ISPs in Alberta, Canada.

JOHN MACKIE joined us in November, 1999 as Vice President, General Counsel and Corporate Secretary. Prior to joining us, Mr. Mackie was Assistant General Counsel and Assistant Secretary for Imax Corporation. From August 1997 to June 1998, Mr. Mackie was a member of the legal department of AT&T Canada Long Distance Services Company (now AT&T Canada Corp.), serving as Associate General Counsel from January 1998 to June 1998. Prior to August 1997, Mr. Mackie was an associate with the law firm of Fraser & Beatty (now Fraser Milner Casgrain).

For a discussion of certain transactions involving directors and executive officers, see Item 7 - MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS.

B.    COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and the four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

                                                                             AWARDS           PAYOUTS
                                        ANNUAL COMPENSATION                  ------           -------
                                   ------------------------------               RESTRICTED
                                                                        OPTIONS/ SHARES OR
                                                        OTHER ANNUAL    SARS    RESTRICTED     LTIP       ALL OTHER
                                        SALARY   BONUS  COMPENSATION   GRANTED  SHARE         PAYOUT     COMPENSATION
                                                                                  UNITS
 NAME AND PRINCIPAL POSITION     YEAR     ($)     ($)      ($)(1)      (#) (2)     ($)          ($)           ($)
------------------------------- ------- -------- ------ -------------- -------- ----------- ------------ -------------
Jeffrey Lymburner.............   2001   317,987   Nil      12,720      271,875     Nil          Nil          Nil
CEO (3)                          2000   267,815   Nil       4,498      50,000      Nil          Nil          Nil
                                 1999   225,684   Nil        Nil       85,000      Nil          Nil          Nil

Mark Wallace..................   2001   250,000   Nil      12,000      115,625     Nil          Nil          Nil
President (4)                    2000   250,000   Nil      12,000      37,500      Nil          Nil          Nil
                                 1999   112,750   Nil        Nil       212,500     Nil          Nil          Nil

James Moskos..................   2001   250,000   Nil      12,000      115,625     Nil          Nil          Nil
President, Technology Group      2000   231,250   Nil      12,000      37,500      Nil          Nil          Nil
                                 1999   188,500   Nil      12,000      112,500     Nil          Nil          Nil

Peter Sprukulis...............   2001   205,276   2,953     4,000      37,500      Nil          Nil          Nil
Sr. VP, Sales & Marketing (5)    2000   175,000  10,000    12,000      37,500      Nil          Nil          Nil
                                 1999    9,138    Nil        Nil       75,000      Nil          Nil          Nil

Aidan Rowsome                    2001   200,140  75,163    15,595      44,530      Nil          Nil          Nil
Vice-President, Global Sales(6)  2000   164,875  30,859      Nil       33,334      Nil          Nil          Nil
                                 1999   48,750    NIl        Nil       50,000      Nil          Nil          Nil


John Mackie.................     2001   170,000   Nil       9,000      30,000      Nil          Nil          Nil
VP, General Counsel and          2000   164,167  25,000     9,000      25,000      Nil          Nil          Nil
Corporate Secretary (7)          1999   46,125   25,000      Nil       50,000      Nil          Nil          Nil

1.   Received on account of car reimbursement expenses.

2. All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.

3. Mr. Lymburner's salary is U.S. $200,000. He also served as President from August, 1998 to October, 2001.

4. Joined the Corporation on May 17, 1999. Mr. Wallace was Executive Vice President, General Counsel and Corporate Secretary from May 1999 to November 1999 and Chief Operating Officer from November 1999 to October, 2001.

5. Joined the Corporation on December 13, 1999. Ceased to be an officer of our company in April, 2001.

6. Joined our company as Managing Director, Europe in August 1999. Became our Vice-President, Global Sales in October 2001.

7.   Joined the Corporation on November 15, 1999.

      Messrs. Lymburner, Wallace, Moskos, Pedersen and Rowsome have volunteered salary reductions in the 2002 calendar year, ranging from fifteen percent to fifty percent. These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

     The following table sets forth details of the option grants to our Chief Executive Officer and the four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000, during the fiscal year ended December 31, 2001.

--------------------------------------------------------------------------------------------------------------------
                                                                                    MARKET VALUE OF
                                                                                      SECURITIES
                                                  % OF TOTAL                          UNDERLYING
                             SECURITIES UNDER    OPTIONS/SARS                       OPTIONS/SARS ON
                               OPTIONS/SARS       GRANTED TO      EXERCISE OR BASE    THE DATE OF
                                 GRANTED         EMPLOYEES IN          PRICE             GRANT         EXPIRATION
NAME                               (#)          FINANCIAL YEAR      ($/SECURITY)     ($/SECURITY)         DATE
--------------------------------------------------------------------------------------------------------------------
Jeffrey Lymburner                 37,500             3.3%               2.62             2.62            2/6/04
                                 234,375             20.6%              0.64             0.64           12/4/03
Mark Wallace                      37,500             3.3%               2.62             2.62            2/6/04
                                  78,125             6.9%               0.64             0.64           12/4/03
James Moskos                      37,500             3.3%               2.62             2.62            2/6/04
                                  78,125             6.9%               0.64             0.64           12/4/03
Pete Sprukulis                    37,500             3.3%               2.62             2.62            2/6/04
Aidan Rowsome                     44,530             3.9%               0.64             0.64           12/4/03
John Mackie                       30,000             2.6%               2.62             2.62            2/6/04
--------------------------------------------------------------------------------------------------------------------

     The December 2001 option grants to these individuals (noted as expiring 12/4/03) reflect the salary reductions, and vest monthly throughout 2002.

         During 2001, we did not provide any pension, retirement or similar benefits to our directors and officers as a group. Our employees based in Ireland and the United Kingdom participate in a retirement savings arrangement where employee contributions to personal retirement savings accounts are matched by the Company to a maximum of six percent of salary. This arrangement does not represent a future pension obligation to the Company. Mr. Rowsome participates in this plan.

         Jeff Lymburner has entered into a non-competition and salary protection agreement with our company, dated February 21, 1997, which provides, among other things, that he (i) will not compete with our company for a period of 12 months, which may be extended by us to 24 months, following the termination of his employment with our company, in consideration of which we will pay his full annual salary during such period; and (ii) if his employment with us is terminated other than by reason of death, disability or cause (as such terms are defined in such agreements), we will continue to pay his full annual salary for 12 months (or 24 months if we exercise our option to extend the non-competition restrictions for 24 months) following the date of termination.

         Mark Wallace has entered into a written agreement with our company which provides, among other things, that in the event of termination of his employment other than by death, disability or cause, his previous 12 months salary level is guaranteed for 12 months following termination.

         Jan Pedersen has entered into a two year employment agreement with our company which provides for payment of 12 months salary in the event of termination of his employment before expiry of the two year term other than by death, disability or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

COMPENSATION OF DIRECTORS

         During the financial year ended December 31, 2001, each of the non-executive directors (Messrs. Bulger, Godin, Pamenter, Sexton and Walker, together with Duncan Copeland and Howard Koenig, who are no longer on the Board) received $20,000. Pat Bourke, who was Chair of the Board prior to October 11, 2001, received $111,506. The directors presently receive no fees for meetings of the Board or committees of the Board which they attend and no fee for the signing of any resolution of directors or documents on behalf of the Corporation.

         All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

C.       BOARD PRACTICES

         Our Articles currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Ontario Business Corporations Act provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Our Board of Directors has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles, and has determined by resolution that the size of the Board is 9 directors.

         On September 7, 2001, we entered into an agreement (the "Board Representation Agreement") with LimeRock Partners LLC ("LR"), Jan Pedersen ("Pedersen"), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the "Other Nominating Shareholders") in connection with the acquisition of ADB Systemer ASA of Sola, Norway. LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer.

         Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer ASA, to nominate one person each to our Board of Directors. John Reynolds and Martin Bekkeheien were nominated and have served on our Board of Directors on this basis. LR have since advised us that they are waiving their right to a nominee in light of other demands on Mr. Reynolds' time. Pedersen has advised that he will serve as his own nominee.

         Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group are entitled to nominate one person to our Board of Directors, which entitlement is effective at our annual shareholders meeting (scheduled for June 12, 2002). The Other Nominating Shareholders have indicated that their nominee for such purposes is Martin Bekkeheien.

         The Board representation rights conferred on LR, Pedersen and the Other Nominating Shareholders are subject to their continued ownership of at least 50% of the shares received by them upon the acquisition of ADB Systemer. These rights are also subject to the satisfaction of Canadian residency and other regulatory issues.

         Our Board of Directors presently consists of 9 directors. Under Canadian law, a majority of our Board of Directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions. Each of our directors holds office until the next annual meeting of shareholders,until his successor has been elected and qualified, or his earlier resignation or removal. Our executive officers are appointed by our Board of Directors and serve at the discretion of our Board of Directors.

         Except for Jeff Lymburner's salary protection agreement, no director has any contract or arrangement with us entitling them to benefits upon termination of their directorship. Jan Pedersen, who is a nominee for election to the Board at our next annual shareholders meeting, also has a salary protection agreement.

         The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

         The Audit Committee, all of whose members are unrelated to the Company, meets with Management and our auditors on a periodic basis, before the release of quarterly results and before submission of our annual financial statements to the Board. The Committee is responsible for the review and assessment of our audit practices and internal controls, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of our annual financial statements for submission to the Board and to the shareholders.

         The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering our stock option plan and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

         The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the governance guidelines enunciated above and, where it deems appropriate, will develop modifications to same.


D.       EMPLOYEES

         In April, September and November 2001, we implemented workforce reductions in which we eliminated 29, 10 and 5 positions, respectively. As a result of our workforce reductions and cost-reduction measures, we anticipate that we may experience attrition during 2002.

         As of December 31, 2001 and March 31, 2002, we employed 66 full-time employees, 1 part-time employee, and 1 independent contractor, as follows:


                               North America       Ireland and UK       Norway
                               -------------       --------------       ------
Sales and Marketing                   6                   4                 2
Technical Services                    9                   2                12
Product Group                         6                   -                12
Finance and Admin                     6                   1                 2
Executive                             4                   1                 1


None of our employees is represented by a labor union, and we consider our employee relations to be good.



E.   SHARE OWNERSHIP

     The following table sets forth certain information concerning share and option ownership of each of our directors and officers as of April 26, 2002:


---------------------------------------------------------------------------------------------------------------------
                                          NUMBER OF COMMON                                              PERCENTAGE OF
                                          SHARES WHICH MAY        RANGE OF              RANGE OF        COMMON SHARES
                     NUMBER OF COMMON     BE ACQUIRED UNDER    EXERCISE PRICES         EXPIRATION       BENEFICIALLY
       NAME          SHARES OWNED (1)      OPTION PLAN (2)       OF OPTIONS         DATES OF OPTIONS      OWNED (3)
---------------------------------------------------------------------------------------------------------------------
Martin Bekkeheien        53,753               121,520              $0.36                12/31/04               *
Christopher Bulger        9,250                87,000          $2.62 - $12.70      08/12/02 - 02/06/04         *
Paul Godin              164,150                91,250          $2.62 - $12.70      08/12/02 - 02/06/04         *
Jeffrey Lymburner       735,100               371,875          $0.64 - $12.70      08/12/02 - 02/06/04       2.33%
Jim Moskos               21,375               240,625          $2.62 - $12.20      08/12/02 - 02/06/04         *
David Pamenter              500                53,750          $2.62 - $12.70      08/12/02 - 02/06/04         *
John Reynolds               -                  17,360               $0.36                12/31/04              *
Ken Sexton                  -                  35,000           $2.62 - $6.84      10/05/03 - 02/06/04         *
Chuck Walker              2,000                62,000          $2.62 - $18.50      08/12/02 - 02/06/04         *
                                                                                                               *
Mark Wallace              2,000               315,625          $0.64 - $12.20      08/12/02 - 02/06/04         *
Jan Pedersen          1,664,519                78,125              $0.64                12/04/03             4.10%
Aidan Rowsome               -                 127,864          $0.64 - $15.20      08/12/02 - 12/04/03         *
John Mackie                950                105,000          $2.62 - $11.90      11/11/02 - 02/06/04         *

---------------------------------------------------------------------------------------------------------------------

* Represents less than 1%.

(1) All numbers adjusted to reflect the two for one consolidation of our shares in October 2001.

(2) Represents shares owned beneficially by the named individual other than those shares which may be acquired under our company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(3) Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under our company's option plan.

(4) This information is based on 41,583,696 common shares outstanding as of April 26, 2002. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of our issued and outstanding common shares, other than Stonestreet Limited Partnership, which has disclosed that as of April 26, 2002 it beneficially owns 3,300,000 common shares and warrants to acquire 1,000,000 common shares of the Corporation, or 10.3% (in the aggregate) of the issued and outstanding common shares, as a result of a recent private placement by the Corporation. This information is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed in 2000, 2001 and 2002 (through May 15, 2002) by our shareholders with the Securities and Exchange Commission. The Company's major shareholders do not have any voting rights that differ from the rights of our other shareholders.

         As of April 26, 2002, we had 1,538 shareholders of record holding 41,583,696 common shares, of which 551 shareholders holding 3,304,873 common shares had an address of record in the United States. Common shares held by CEDE & Co. in the United States on such date amounted to 3,200,673 or 7.70% of our issued common shares, which shares are held for participants' accounts.

         We are not aware of any corporation, foreign government, or other person or entity that directly or indirectly owns or controls our company, severally or jointly. We are not aware of any arrangements which may result in a change in control of our company.

B.       RELATED PARTY TRANSACTIONS

         On April 4, 2000, we completed a transaction with The Art Vault International Limited, a company then listed on the Canadian Venture
Exchange, under which we agreed to provide our online auction technology and related services to enable the implementation of The Art Vault's online auction of art and antiquities. In consideration for our license and services, we received 2,500,000 shares of The Art Vault and a share of future profits. Paul Godin, a director of our company, was the founding shareholder, an executive officer and a director of The Art Vault. Azim Fancy, then one of our directors, was a director and shareholder of The Art Vault. Charles Walker and James Moskos, also directors of our company, were shareholders of The Art Vault. In March 2001, The Art Vault made an assignment in bankruptcy under the laws of the Province of Ontario, due to economic conditions and a lack of available funding. As their license and services agreements were fully paid up, the assignment had no material economic effect on these agreements. Our investment in The Art Vault was written down to zero.

         In October 2001, we acquired ADB Systemer ASA of Norway. Jan Pedersen, John Reynolds and Martin Bekkeheien were all shareholders and officers or directors of ADB Systemer. At the time of the acquisition, none of these individuals were directors, officers or shareholders of our company.


ITEM 8 - FINANCIAL INFORMATION

See the Consolidated Financial Statements and notes thereto accompanying this Annual Report beginning on page F-1.

LEGAL PROCEEDINGS

Neither we, nor any of our subsidiaries, is a party to, or the subject of, any material legal proceedings.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

We have not issued any preference shares. The dividend entitlement of any preference shares issued will be determined by our Board of Directors.

SIGNIFICANT CHANGES

None.

ITEM 9 - THE OFFER AND LISTING

         Our common shares are quoted on the Nasdaq National Market and are listed on The Toronto Stock Exchange. Our common shares have been quoted on Nasdaq since April 20, 1999, originally under the symbol "BIDS", and since October 18, 2001 under the symbol "ADBI". Our common shares began trading on The Toronto Stock Exchange on February 9, 1998 under the symbol "ILI" and from July 18, 1998 to October 17, 2001 under the symbol "BII". Since October 18, 2001, our common shares have traded under the symbol "ADY". From June 6, 1996 to February 9, 1998, our common shares were quoted for trading on the Canadian Dealing Network under the symbol "ILII."

         We have received a letter from Nasdaq advising us that our common shares have not met Nasdaq's minimum bid price closing requirement for thirty consecutive trading days and that, if we are unable to demonstrate compliance with this requirement for ten consecutive trading days (and demonstrate an ability to sustain compliance) by May 15, 2002, our common shares will be de-listed (subject to any appeal). Nasdaq has also asked us to address how we will sustain compliance with the net tangible asset continued listing requirement. In light of these issues, we have applied to transfer the listing of our common shares from the Nasdaq National Market to the Nasdaq Small Cap Market. We cannot be certain that Nasdaq will approve our request to transfer our listing. If this transfer is refused and Nasdaq continues to pursue the delisting of our shares, we intend to appeal any determination to delist our shares. There can be no assurance that we will be able to satisfy Nasdaq in this regard. See Item 3-D - Risk Factors - YOUR ABILITY TO BUY OR SELL OUR COMMON SHARES MAY BE AFFECTED IF OUR STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET.

         The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by Canadian Dealing Network (through February 8, 1998), The Toronto Stock Exchange (beginning February 8,
1998) and Nasdaq (beginning April 20, 1999) during the calendar quarters indicated. Note that all numbers have been adjusted to reflect the two-for-one share consolidation completed in October 2001.


THE TORONTO STOCK EXCHANGE (FROM FEBRUARY 9, 1998)

                                                         High                    Low
                                                         ----                    ---
                                                        (Cdn $)                (Cdn $)
ANNUAL MARKET PRICES
      1998 Calendar Year                                12.00                   1.12
      1999 Calendar Year                                67.30                   7.30
      2000 Calendar Year                                26.20                   1.94
      2001 Calendar Year                                 3.40                   0.29

QUARTERLY MARKET PRICES
      2000 CALENDAR YEAR
      First Quarter                                     26.20                  11.70
      Second Quarter                                    18.40                   6.22
      Third Quarter                                      8.36                   4.44
      Fourth Quarter                                     7.08                   1.94
      2001 CALENDAR YEAR
      First Quarter                                      3.40                   1.46
      Second Quarter                                     2.42                   1.02
      Third Quarter                                      1.39                   0.76
      Fourth Quarter                                     0.80                   0.29
      2002 CALENDAR YEAR
      First Quarter                                      0.50                   0.28

MONTHLY MARKET PRICES
       November 2001                                     0.70                   0.37
       December 2001                                     0.62                   0.41
       January 2002                                      0.50                   0.38
       February 2002                                     0.49                   0.28
       March 2002                                        0.47                   0.36
       April 2002                                        0.41                   0.33

NASDAQ NATIONAL MARKET

                                      High            Low             High                 Low
                                      ----            ---             ----                 ---
                                     (Cdn $)        (Cdn $)         (U.S. $)            (U.S. $)
ANNUAL MARKET PRICES
      1999 Calendar Year             57.12          11.18            38.62                7.50
      2000 Calendar Year             26.60           1.60            19.26                1.06
      2001 Calendar Year              3.30           0.30             2.18                0.19

QUARTERLY MARKET PRICES
      2000 CALENDAR YEAR
      First Quarter                  26.60          11.50            19.26                7.94
      Second Quarter                 19.38           6.02            13.00                4.12
      Third Quarter                   8.10           4.44             5.50                3.00
      Fourth Quarter                  7.06           1.60             4.68                1.06
      2001 CALENDAR YEAR
      First Quarter                   3.30           1.48             2.18                0.94
      Second Quarter                  1.12           0.52             0.73                0.34
      Third Quarter                   0.68           0.38             0.43                0.24
      Fourth Quarter                  0.80           0.30             0.50                0.19
      2002 CALENDAR YEAR
      First Quarter                   0.53           0.27             0.33                0.17

MONTHLY MARKET PRICES
       November 2001                  0.69           0.35             0.44                0.22
       December 2001                  0.64           0.38             0.40                0.24
       January 2002                   0.49           0.37             0.31                0.23
       February 2002                  0.53           0.27             0.33                0.17
       March 2002                     0.49           0.34             0.30                0.21
       April 2002                     0.41           0.31             0.26                0.20


         United States dollar amounts are converted to Canadian dollars at the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the date of such sales prices.

ITEM 10 - ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not applicable.


B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Articles of Amalgamation, as amended, are on file with the Ministry of Consumer and Commercial Relations for the Province of Ontario under Ontario Corporation Number 1217515. Our articles do not include a stated purpose.

Directors

Directors of our company need not be shareholders. In accordance with our by-laws and the Ontario Business Corporations Act, a majority of our directors must be residents of Canada, subject to certain exceptions. In addition, directors must be at least 18 years of age, of sound mind, and not bankrupt. Neither our articles or by-laws, nor the Ontario Business Corporations Act, impose any mandatory retirement age for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to the company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:


o is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

o relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

o    is for indemnity or insurance; or

o    is with an affiliate.

Our Board of Directors may, on behalf of the company and without authorization of our shareholders:

o    borrow money upon the credit of the company;

o issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

o subject to certain disclosure requirements of the Ontario Business Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

o mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, movable or immovable, including without limitation book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of the company.

Common Shares

Our articles authorize the issuance of an unlimited number of common shares. The holders of the common shares of our company are entitled to receive notice of and to attend all meetings of the shareholders of our company and have one vote for each common share held at all meetings of the shareholders of our company, except for meetings at which only holders of another specified class or series of shares of the company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the company. There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares. The holders of the common shares are not liable to further capital calls by the company.

Preference Shares

Our articles of incorporation authorize the issuance of an unlimited number of preference shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts. None of our preference shares are currently issued or outstanding.

Action Necessary to Change the Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the company implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditors' report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of the company, the auditor of the company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Ontario Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Limitations on Rights to Own Securities

         There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act. The

Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Canada Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

         An investment in our voting shares by a non-Canadian (other than a "World Trade Organization Investor," as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets were $5.0 million or more. An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets equaled or exceeded $209 million. A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares. The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares. In general, an individual is a World Trade Organization Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("World Trade Organization Member") or has a right of permanent residence in a World Trade Organization Member. A corporation or other entity will be a World Trade Organization investor if it is a "World Trade Organization investor-controlled entity" pursuant to detailed rules set out in the Investment Canada Act. The United States is a World Trade Organization Member.

         Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including: (a) an acquisition of our voting shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

Change of Control

Our authorized capital consists of an unlimited number of preference shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preference shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preference shares that the Board of Directors may issue in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preference shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.


C.       MATERIAL CONTRACTS

         The following is a summary of our company's material contracts entered into since January 1, 2000.

         1. Purchase Agreement, dated as of June 16, 2000, between Bid.Com International Inc. and Acqua Wellington Value Fund Ltd. Pursuant to the terms and conditions of this agreement, Acqua Wellington Value Fund Ltd. invested U.S.$2.1 million in us. In exchange for its investment, we issued to Acqua Wellington a total of 900,790 common shares (pre-consolidation) and common share purchase warrants to purchase 360,316 common shares (pre-consolidation), which we agreed to register with the Securities and Exchange Commission. We sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit (pre-consolidation). Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant can be exercised to acquire one common share and is exercisable for two years at an exercise price of US$2.68 per warrant (pre-consolidation). The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

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

         2. Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International Inc. and Acqua Wellington Value Fund Ltd. Pursuant to the terms and conditions of this agreement, Acqua Wellington received registration rights for the common shares, including those common shares issuable upon exercise of the warrants, acquired by it pursuant to the Purchase Agreement referred to above. In addition we agreed that if the registration statement covering these shares was not effective by a specified date, we would be subject to monetary and other penalties. We also agreed to grant Acqua Wellinston piggy-back registration rights.

          3. Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick, pursuant to which we granted Mr. Willick, the senior executive with Point2 Internet Systems Inc., the option to acquire our interest in Point2 for $2.6 million.

          4. Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick, pursuant to which the expiry date for the option contained in the option agreement was extended from May 14, 2001 to May 31, 2001.

          5. Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA. Pursuant to the terms of this agreement, Bid.Com committed to proceed with an offer to acquire all of the shares of ADB Systemer, and the Board of Directors of ADB Systemer committed to support such offer.

          6. Board Representation Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and LimeRock Partners LLC ("LR"), Jan Pedersen ("Pedersen"), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the "Other Nominating Shareholders"). This agreement was entered into in connection with the acquisition of ADB Systemer ASA of Sola, Norway. LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer.

         Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer ASA, to nominate one person each to our Board of Directors. Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group are entitled to nominate one person to our Board of Directors, which entitlement is effective at our annual shareholders meeting (scheduled for June 12, 2002).

         The board representation rights conferred on LR, Pedersen and the Other Nominating Shareholders are subject to their continued ownership of at least 50% of the shares received by them upon the acquisition of ADB Systemer. These rights are also subject to the satisfaction of Canadian residency and other regulatory issues.

          7. Employment Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and Jan Pedersen. Pursuant to the terms and conditions of this agreement, Pedersen agrees to remain in the employ of our company for a minimum of two years. The agreement provides for payment of 12 months salary in the event of termination of his employment before expiry of the two year term other than by death, disability or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

          8. Subscription Agreement, dated as of April 24, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership, whereby we agreed to issue 3.3 million common shares at a purchase price of US $0.21 per share, and warrants exerciseable into 1,050,000 common shares at an exercise price of US $0.35 per share. The warrants have a term of three years. We agreed to register the shares and warrants with the Securities and Exchange Commission. The purchase price was based on a discount to market at the time of determination, and was equal to market price at closing.

          9. Warrant issued April 25, 2002 to Stonestreet Limited Partnership by ADB Systems International Inc. entitling the holder to acquire 1 million common shares of ADB at an exercise price of US $0.35 per share. The warrant has a term of three years.

          10. Warrant issued April 25, 2002 to Stonestreet Corporation by ADB Systems International Inc. entitling the holder to acquire 50,000 common shares of ADB at an exercise price of US $0.35 per share. The warrant has a term of three years.

D.       EXCHANGE CONTROLS

         There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

E.       TAXATION

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes material Canadian federal income tax consequences generally applicable to a holder of our common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm's length with us. Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trader or dealer in property of the same kind.

         This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder and on an understanding of the published administrative practices of the Canadian Customs and Revenue Agency. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

         This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

         Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any Canadian provincial, territorial or other tax consequences or any U.S. federal, state or local tax consequences or other foreign income tax consequences of the acquisition, ownership and disposition of our common shares.

         TAXATION OF DIVIDENDS.

         A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the Income Tax Act to be paid or credited, to the holder of the common share. The rate of withholding tax under the Income Tax Act on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available under applicable US tax law to a US holder against U.S. federal income tax liability. Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

         DISPOSITION OF COMMON SHARES.

         A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" as defined in the Income Tax Act. Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on certain U.S. stock exchanges, including the Nasdaq National Market), are generally not considered to be taxable Canadian property. However, such shares are considered taxable Canadian property in the hands of a non-resident holder if, at any time during the 60-month period immediately preceding disposition by the holder, 25% or more of our issued shares of any class were owned by the non-resident holder together with persons with whom the non-resident did not deal at arm's length.

         An interest in or option in respect of common shares or other securities convertible into or exchangeable for common shares could constitute taxable Canadian property if the common shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest are themselves taxable Canadian property. Taxable Canadian property also includes any common share held by a non-resident if the non-resident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the non-resident is a non-resident insurer, any common share that is its "designated insurance property" for the year. A non-resident whose common shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a common share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a common share and any reasonable costs of disposition.

         One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. One-half of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the Income Tax Act.

         A purchase by us of our common shares (other than a purchase of our common shares on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Income Tax Act equal to the difference between the amount we paid on the purchase and the paid-up capital of such shares determined in accordance with the Income Tax Act. The paid-up capital of such shares may be less than the cost of such shares to the holder. Any such dividend deemed to have been received by a non-resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the non-resident holder for the purpose of computing the amount of the non-resident holder's capital gain or loss under the Income Tax Act.

         Even if the common shares constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Income Tax Act may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Our common shares would qualify for this exception, however Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty exemption does not apply where the U.S. resident holder was an individual who was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available under applicable US tax law for U.S. federal income tax purposes. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to any particular taxpayer based on such taxpayer's particular circumstances (including potential application of the alternative minimum tax), to particular classes of taxpayers (including financial institutions, broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, investors who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

         Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.


TREATMENT OF DIVIDEND DISTRIBUTIONS

         Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," a distribution by our company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

         While it is not anticipated that our company will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

         A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

SALE OR EXCHANGE OF A COMMON SHARE

         Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 38.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

TAX STATUS OF THE COMPANY

         Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and
(ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 38.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a personal holding company in 2001 and is not currently a personal holding company. However, no assurance can be given that either test will not be satisfied in the future.

         Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company was not a personal holding company in 2001 and is not currently a personal holding company. However, no assurance can be given that our company will not qualify as a foreign personal holding company in the future.

         Passive Foreign Investment Companies. A company will be a passive foreign investment company or PFIC, if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a PFIC if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

         If our company is a PFIC for any taxable year, a U.S. Holder, in the absence of an election by such U.S. Holder to treat our company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our company was a PFIC. Additionally, if our company is a PFIC, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

         If our company is treated as a PFIC for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a PFIC, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our company as ordinary income and a pro rata share of the net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our company is classified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the PFIC annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year.

         As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

         The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

         We do not believe our company was a PFIC during 2001. However, there can be no assurance that our company will not be classified as a PFIC in 2002 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a PFIC will be subject to the foregoing rules, even if our company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the PFIC rules.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

         U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid in the United States on common shares. Back-up withholding will not apply if a U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding at a rate of 30% on proceeds paid from the disposition of common shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.


F.       DIVIDENDS AND PAYING AGENTS

Not applicable.

G.       STATEMENTS BY EXPERTS

Not applicable.

H.       DOCUMENTS ON DISPLAY.

         We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

  450 Fifth Street N.W.      233 Broadway           500 West Madison Street
  Room 1024                  New York, New York     Suite 1400
  Washington D.C.  20549     10279                  Chicago, Illinois 60661

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

I.       SUBSIDIARY INFORMATION.

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

          (a) Quantitative Information about Market Risk

              See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Foreign Currency Rate Fluctuations; Interest Rate and Investment Risk.

          (b)  Qualitative Information about Market Risk

               See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Foreign Currency Rate Fluctuations; Interest Rate and Investment Risk.


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

Not applicable.

                                     PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

                                    PART III

ITEM 17- FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19 - EXHIBITS

EXHIBITS FILED AS PART OF THIS ANNUAL REPORT.

   1.1    Articles of Incorporation of the Company.(1)

   1.2    By-laws of the Company.(2)

   4.1 Salary Protection Letter, dated February 12, 1997, between the Company and Jeffrey Lymburner. (3)

   4.2 Form of Subscription Agreement dated October 3, 1997 between the Company and each of the Investors in the October 3, 1997 private placement. (4)

   4.3 Special Warrant Indenture dated October 3, 1997 between the Company and CIBC Mellon Trust Company. (5)

   4.4 Share Purchase Warrant Indenture dated October 3, 1997 between the Company and CIBC Mellon Trust Company. (6)

   4.5 Underwriting Agreement dated October 3, 1997 between the Company, Yorkton Securities Inc. and First Marathon Securities Limited. (7)

   4.6 Form of Subscription Agreement dated August 4, 1998 between the Company and each of the Investors in the August 4, 1998 private placement. (8)

   4.7 Special Warrant Indenture dated August 4, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company. (9)

   4.8 Share Purchase Warrant Indenture dated August 4, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company.
          (10)

   4.9 Underwriting Agreement dated August 4, 1998 between the Company and Yorkton Securities Inc. (11)

   4.10 Form of Subscription Agreement dated November 30, 1998 among the Company and the Investors in the November 30, 1998 private placement.
          (12)

   4.11 Underwriting Agreement dated November 30, 1998 between the Company and Yorkton Securities Inc. (13)

   4.12 Special Warrant Indenture dated November 30, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company. (14)

   4.13 Share Purchase Warrant Indenture dated November 30, 1998 among the Company, certain Selling Shareholders and CIBC Mellon Trust Company.
          (15)

   4.14 Underwriting Agreement dated September 30, 1999, between the Company and Canaccord Capital Corporation. (16)

   4.15 Warrant Indenture dated September 30, 1999, between the Company and CIBC Mellon Trust Company. (17)

   4.16 Special Warrant Indenture dated September 30, 1999, between the Company and CIBC Mellon Trust Company. (18)

   4.17 Purchase Agreement, dated as of June 16, 2000, between Bid.Com International Inc. and Acqua Wellington Value Fund Ltd. (19)

   4.18 Registration Rights Agreement, dated as of June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd. (20)

   4.19 Warrant dated June 16, 2000, between Bid.Com International and Acqua Wellington Value Fund Ltd. (21)

   4.20 Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick.

   4.21 Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick.

   4.22 Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA.

   4.23 Board Representation Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and LimeRock Partners LLC, Jan Pedersen, Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik.

   4.24 Employment Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and Jan Pedersen.

   4.25 Subscription Agreement, dated as of April 24, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership.

   4.26 Warrant issued April 25, 2002 to Stonestreet Limited Partnership by ADB Systems International Inc.

   4.27 Warrant issued April 25, 2002 to Stonestreet Limited Corporation by ADB Systems International Inc.

   8.1    List of Subsidiaries

----------

(1) Incorporated by reference from Exhibit 1.1 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999, except the Articles of Amendment dated October 11, 2001, which are attached.

(2) Incorporated by reference from Exhibit 1.2 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999.

(3) Incorporated by reference from Exhibit 3.27 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999

(4) Incorporated by reference from Exhibit 3.7 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(5) Incorporated by reference from Exhibit 3.8 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(6) Incorporated by reference from Exhibit 3.9 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 30, 1999.

(7) Incorporated by reference from Exhibit 3.10 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(8) Incorporated by reference from Exhibit 3.11 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(9) Incorporated by reference from Exhibit 3.12 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(10) Incorporated by reference from Exhibit 3.13 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(11) Incorporated by reference from Exhibit 3.14 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(12) Incorporated by reference from Exhibit 3.17 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(13) Incorporated by reference from Exhibit 3.18 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(14) Incorporated by reference from Exhibit 3.19 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(15) Incorporated by reference from Exhibit 3.20 of the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on February 16, 1999.

(16) Incorporated by reference from Exhibit 3.1 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange commission on May 22, 2000.

(17) Incorporated by reference from Exhibit 3.2 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 22, 2000.

(18) Incorporated by reference from Exhibit 3.3 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 22, 2000.

(19) Incorporated by reference from Exhibit 3.4 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(20) Incorporated by reference from Exhibit 3.5 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

(21) Incorporated by reference from Exhibit 3.6 to the Company's Annual Report on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on May 23, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                                   ADB SYSTEMS INTERNATIONAL INC.




                                   By:   /s/ Jeffrey Lymburner
                                        --------------------------------
                                        Name:  Jeffrey Lymburner
                                        Title: Chief Executive Officer



Dated: May 14, 2002                By:  /s/ John Mackie
                                       ---------------------------------
                                       Name:  John Mackie
                                       Title: Vice-President, General Counsel
                                               and Corporate Secretary

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                ----
Audited Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999
Independent Auditors' Report..................................................................................  F-2
Consolidated Balance Sheets as at December 31, 2001 and 2000..................................................  F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999....................  F-4
Consolidated Statements of Deficit for the years ended December 31, 2001, 2000 and 1999.......................  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999....................  F-6
Notes to Consolidated Financial Statements....................................................................  F-7

MANAGEMENT'S REPORT

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

"Jeff Lymburner"           "Mark Wallace"
CEO                        President

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF ADB SYSTEMS INTERNATIONAL
INC.
(formerly Bid.Com International Inc.)

We have audited the consolidated balance sheets of ADB Systems International Inc. as at December 31, 2001 and 2000, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the consolidated statements of operations, deficit and cash flows for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP"
Chartered Accountants
Toronto, Ontario, Canada
February 21, 2002 (except for Notes 2 and 20 which are as of April 24, 2002)

COMMENTS BY AUDITORS ON CANADA - UNITED STATES REPORTING DIFFERENCES
United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the Shareholders dated February 21, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"Deloitte & Touche LLP"
Chartered Accountants
Toronto, Ontario, Canada
February 21, 2002 (except for Notes 2 and 20 which are as of April 24, 2002)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(IN THOUSANDS OF CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------------------
                                                                           2001                2001                2000
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            Convenience
                                                                                         translation into
                                                                                          U.S.$ (Note 21)
ASSETS

CURRENT
    Cash                                                                       $ 2,557              $ 1,606            $ 7,363
    Marketable securities                                                        1,658                1,041              8,124
    Accounts receivable                                                          1,288                  809                701
    Deposits and prepaid expenses                                                  131                   82              1,180
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 5,634                3,538             17,368

CAPITAL ASSETS (Note 4)                                                          1,332                  836              1,760
STRATEGIC INVESTMENTS                                                              173                  109              1,176
CAPITALIZED SOFTWARE                                                               202                  127                473
ACQUIRED AGREEMENTS (Note 13)                                                      149                   93                  -
ACQUIRED SOFTWARE (Note 13)                                                      3,102                1,948                  -
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)                                           -                    -                 24
-------------------------------------------------------------------------------------------------------------------------------
                                                                               $10,592               $6,651            $20,801
===============================================================================================================================
LIABILITIES

CURRENT
   Accounts payable                                                              $ 841                $ 528            $ 1,213
   Accrued liabilities                                                             813                  511                807
   Current portion of capital lease obligation                                      42                   26                 66
   Current portion of deferred revenue                                             823                  517              1,611
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 2,519                1,582              3,697

DEFERRED REVENUE                                                                    33                   21              1,185
CAPITAL LEASE OBLIGATION                                                            18                   11                 59
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 2,570                1,614              4,941
-------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                    8                    5                  -
COMMITMENTS AND CONTINGENCIES (Notes 2 and 8)                                        -                    -                  -

SHAREHOLDERS' EQUITY
   Share capital (Note 6(c))                                                    93,568               58,755             83,724
   Warrants (Note 6(f))                                                          1,349                  847              1,005
   Stock options (Note 6(d) and 13)                                                691                  434                  -
   Foreign currency translation                                                    (11)                  (7)                 -
   Deficit                                                                     (87,583)             (54,997)           (68,869)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 8,014                5,032             15,860
-------------------------------------------------------------------------------------------------------------------------------
                                                                              $ 10,592               $6,651           $ 20,801
===============================================================================================================================

ON BEHALF OF THE BOARD

"Ken Sexton"                             "Chuck Walker"
............................ Director      .......................... Director

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)


--------------------------------------------------------------------------------------------------------------------------
                                                            2001               2001              2000           1999
--------------------------------------------------------------------------------------------------------------------------
                                                                           Convenience
                                                                         translation into
                                                                         U.S.$ (Note 21)

Revenue (Note 18)                                             $  4,455            $  2,797       $  12,497      $  31,001
  Less: Customer acquisition costs                                 (60)                (38)           (157)             -
--------------------------------------------------------------------------------------------------------------------------
Net revenue                                                      4,395               2,759          12,340         31,001
--------------------------------------------------------------------------------------------------------------------------

General and administrative                                       7,622               4,786          16,236         12,405
Sales and marketing                                              4,040               2,537           3,161              -
Software development and technology                              3,691               2,318           1,802          1,001
Depreciation and amortization                                    1,572                 987           1,130            621
Direct expenses                                                      -                   -          11,460         26,696
Advertising and promotion (Note 10)                                  -                   -           5,040         11,870
Interest income                                                   (345)               (217)           (467)          (767)
--------------------------------------------------------------------------------------------------------------------------
                                                                16,580              10,411          38,362         51,826
--------------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                                     (12,185)             (7,652)        (26,022)       (20,825)
--------------------------------------------------------------------------------------------------------------------------
Realized gains and losses on disposal of marketable
 securities and strategic investments,  and
 recovery of  assets (Note 11)                                   6,722               4,221          20,946              -
Unrealized gains and losses on revaluation of
 marketable  securities and strategic
 investments, and provision for impairment of
 assets (Note 12)                                               (2,435)             (1,529)        (11,697)             -
Restructuring charges                                             (959)               (602)              -              -
Goodwill impairment (Notes 13 and 15)                           (9,476)             (5,950)         (3,593)             -
Retail activities settlement (Note 10)                            (381)               (239)              -              -
--------------------------------------------------------------------------------------------------------------------------
                                                                (6,529)             (4,099)          5,656              -
--------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                         $(18,714)           $(11,751)      $ (20,366)     $ (20,825)
==========================================================================================================================
LOSS PER SHARE (NOTE 6(i))                                    $  (0.64)           $  (0.40)      $   (0.76)     $   (0.84)
==========================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS)


---------------------------------------------------------------------------------------------------------------------
                                                        2001               2001               2000           1999
---------------------------------------------------------------------------------------------------------------------
                                                                        Convenience
                                                                     translation into
                                                                      U.S.$ (Note 21)

DEFICIT, BEGINNING OF YEAR                            $   (68,869)     $   (43,246)        $  (48,503)     $ (27,678)

NET LOSS FOR THE YEAR                                     (18,714)         (11,751)           (20,366)       (20,825)
=====================================================================================================================
DEFICIT, END OF YEAR                                  $   (87,583)     $   (54,997)        $  (68,869)     $ (48,503)
=====================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS)


-------------------------------------------------------------------------------------------------------------------------------
                                                                    2001             2001               2000           1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  Convenience
                                                                               translation into
                                                                                U.S.$ (Note 21)
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year                                              $ (18,714)           ($ 11,751)    $ (20,366)     $ (20,825)
Items not affecting cash
   Depreciation and amortization                                       1,572                  987          1,130           621
   Non cash customer acquisition costs                                    60                   38          1,005             -
   Stock compensation to third parties                                   115                   72
   Realized gains and losses on disposal of marketable
     securities and  strategic investments, and recovery of
     assets (Note 11)                                                 (6,722)              (4,221)       (20,946)            -
   Unrealized gains and losses on revaluation of marketable
     securities and strategic investments, and provision for
     impairment of assets  (Note 12)                                   2,435                1,529         11,697             -
   Goodwill impairment loss (Notes 13 and 15)                          9,476                5,950          3,593             -
-------------------------------------------------------------------------------------------------------------------------------
                                                                     (11,778)              (7,396)       (23,887)      (20,204)
Changes in non-cash operating working capital (Note 9)                (2,917)              (1,832)           822           738
-------------------------------------------------------------------------------------------------------------------------------
                                                                     (14,695)              (9,228)       (23,065)      (19,466)
-------------------------------------------------------------------------------------------------------------------------------
INVESTING
   Capital assets                                                       (317)                (199)        (1,426)         (693)
   Strategic investments                                                (328)                (206)        (2,612)       (5,386)
   Capitalized software, trademarks and intellectual property             (5)                  (3)          (590)         (555)
   Marketable securities                                              10,142                6,369         25,676        (9,672)
   Acquisition of ADB Systemer ASA (Note 13)                          (2,244)              (1,409)             -             -
   Proceeds from disposal of joint venture and strategic
     investments (Note 11(d))                                          2,706                1,699              -             -
-------------------------------------------------------------------------------------------------------------------------------
                                                                       9,954                6,251         21,048       (16,306)
-------------------------------------------------------------------------------------------------------------------------------
FINANCING
   Issuance of common shares (Note 6(c))                                   -                    -          4,236        28,688
   Capital lease obligation                                                -                    -            148             -
   Repayment of capital lease                                            (65)                 (41)           (23)            -
   Special warrants receivable                                             -                    -              -         2,311
-------------------------------------------------------------------------------------------------------------------------------
                                                                         (65)                 (41)         4,361        30,999
-------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW (OUTFLOW) DURING THE YEAR                             (4,806)              (3,018)          2,344       (4,773)

CASH, BEGINNING OF YEAR                                                7,363                4,624           5,019        9,792
-------------------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                  $   2,557            $   1,606     $     7,363    $   5,019
--------------------------------------------------------------- ------------- -------------------- -------------- -------------
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest expense                                                   $       -            $       -     $         -    $       -
Income taxes                                                       $       -            $       -     $         -    $       -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

1.   DESCRIPTION OF BUSINESS

     ADB Systems International Inc. (ADB or the Company), formerly Bid.Com International Inc. (Bid.Com), delivers asset lifecycle management solutions that enable companies to source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies. ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes.

     Bid.Com was an on-line auction service provider and e-tailer. During 2000, the Company refocused its business model to become an on-line enabler for businesses wanting to take advantage of e-commerce. In October 2000, the Company conducted its last on-line retail auction. The Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services. In October 2001, Bid.Com acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications. The Company changed its name to ADB Systems International Inc. to reflect its expanded product offering.

2.   CONTINUATION OF THE BUSINESS

     While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan including a further reduction of operating costs and increase in revenue. The Company may seek additional forms of debt or equity financing, but cannot provide assurance that it will be successful in doing so. As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

     These financial statements do not include adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

     The Company's management has developed a business and financial plan to further reduce operating costs and leverage the technical and management expertise acquired from the acquisition of ADB Systemer. Combined with the latest financing commitment, management anticipates that as a result of these measures sufficient cash is on hand to fund operations through 2002.

     Management believes that continued existence beyond this time period is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management also believes that additional equity or debt based financing may be required to continue its operations in addition to what has been committed to.

3.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 17.

     The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

     PRINCIPLES OF CONSOLIDATION
     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of the assets, liabilities, revenue and expenses of a jointly controlled company during the period of ownership, September 1999 to May 2001. Business acquisitions are accounted for under the purchase method and operating results are included in the consolidated financial statements as of the date of the acquisition of control. All material inter-company transactions have been eliminated.

     MARKETABLE SECURITIES
     Marketable securities include registered equity instruments, all of which are carried at the lower of cost and quoted market value. Net unrealized losses on marketable securities related to an impairment determined to be other than temporary in nature are determined on the specific identification basis and are included in the Consolidated Statements of Operations.

     In 2000, marketable securities included unregistered equity instruments of publicly traded companies that were not freely trading until a future date. Unregistered equity instruments were valued at freely trading market values less a discount factor. The Company did not have any unregistered equity instruments at December 31, 2001.

     Marketable securities also include interest-bearing certificates carried at cost plus accrued interest which approximates market value.

     ADVERTISING
     Until October 2000, the Company incurred advertising expenses related to its retail sales. The Company expensed the costs of producing advertisements at the time production occurred, and expensed the costs of communicating advertising in the period in which the advertising space or airtime was used. Internet advertising expenses were recognized based on specifics of the individual agreements, but generally using the greater of
     (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract.

     This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs," issued by the American Institute of Certified Public Accountants.

     CAPITAL ASSETS AND DEPRECIATION
     Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

     Computer hardware                       30% per year
     Furniture and fixtures                  20% per year
     Building                                5% per year
     Leasehold improvements                  life of the lease

     STRATEGIC INVESTMENTS
     Strategic investments are carried at the lower of cost and estimated net realizable value. Management has assessed the carrying value of the investments and recorded an impairment provision based on management's best estimate of net realizable value.

     SOFTWARE DEVELOPMENT COSTS
     The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing has been expensed as incurred. The cost of core software internally developed for client applications through e-commerce enabling agreements has been capitalized and is being amortized over two years. The cost of core software internally developed for software licensing contracts has been expensed as incurred.

     The cost of acquired software and internally developed software for use in on-line retail operations was expensed as incurred.

     ACQUIRED SOFTWARE
     The cost of core software acquired as a result of the acquisition of ADB Systemer has been capitalized and is amortized over three years, the estimated useful life of the software.

     TRADEMARKS AND INTELLECTUAL PROPERTY
     Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years. Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer, and directly attributable to core software, have been capitalized and are amortized over three years, the estimated useful life of the software.

     GOODWILL
     In 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook sections 1581 and 3062, implemented by The Canadian Institute of Chartered Accountants, whereby the purchase price of an acquired business is allocated to all assets and liabilities, including identifiable intangible assets based on their fair values. Any purchase price in excess of those fair values is recorded as goodwill. Goodwill must be tested annually for impairment on a fair value basis, and where the carrying value exceeds fair value, a goodwill impairment loss must be recorded. This new accounting policy is effective January 1, 2002 with a transition provision beginning July 1, 2001. Management assessed the carrying value of the goodwill arising from the acquisition of ADB Systemer, and determined that a permanent decline had occurred in the fair value of goodwill at December 31, 2001 based on estimated future cash flows from the business acquired.

     Prior to the adoption of the most recent accounting standards, the excess of the purchase price over the fair value of net assets arising on the acquisition of a jointly controlled company in 1999 was capitalized, and amortized over seven years. Management assessed the carrying value of the goodwill and recorded an impairment provision in 2000 based on estimated future cash flows.

     TRANSLATION OF FOREIGN CURRENCIES
     The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenue and expenses at the average monthly rate. Gains and losses from foreign exchange translations are included in the statements of operations.

     The Company's foreign subsidiaries in the United States, Ireland, the United Kingdom, and Australia are classified as fully integrated with the functional currency being the Canadian dollar. The Company uses the temporal method of foreign currency translation for these operations. Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date. Non-monetary assets are translated at historic exchange rates. Revenue and expense amounts are translated using the average exchange rate for the year except depreciation which is translated at historic exchange rates. Gains and losses from foreign exchange translations are included in the statement of operations.

     The Company's subsidiary in Norway is classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone. The Company uses the current rate method of translation for these operations. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses (including depreciation and amortization) are translated using the average exchange rate for the year. Gains and losses from foreign exchange translations are included as a separate component of shareholders' equity.

     LOSS PER SHARE
     On January 1, 2001, the Company adopted the provisions of The Canadian Institute of Chartered Accountants Handbook section 3500, "Earnings per Share," whereby the treasury stock method of calculating diluted earnings per share is used. For the years presented, all stock options and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share. The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

     REVENUE RECOGNITION
     a) License and related services agreements
     The Company has agreements to provide software licenses for client-server-based software applications. The Company adopted the provisions of Statement of Position 97-2 "Software Revenue Recognition," and Statement of Position 98-9 "Software Revenue Recognition With Respect to Certain Transactions," in its accounting for revenue recognition on delivery of software licenses. Revenue is recognized on physical delivery for software licenses when undelivered elements are not essential to the functionality of the license. When software licenses are delivered and require additional elements essential to the functionality of the license, such as consulting and implementation services, license revenue is recognized on a percentage of completion basis until all services requisite to the functionality of the license have been delivered and vendor specific objective evidence of the fair value of each component exists. Software licenses are granted for an indefinite term.

     The Company also has agreements to provide maintenance, support, and training services. Revenue from maintenance and support agreements is recognized over the term of the agreement. Revenue from training services is recognized when these services are provided.

     The Company also has agreements that principally include the provision of a software license, but also contain additional deliverable elements, such as the provision of upgrades and hosting services. For these contracts, where vendor-specific objective evidence criteria for independent recognition of revenue elements do not exist, revenue is recognized over the term of the agreement or three years when a revenue sharing arrangement exists. Revenue from net revenue sharing arrangements is recorded as received.

     b) E-commerce enabling agreements
     The Company has agreements where it has become an e-commerce enabler to various businesses. The Company adopted the provisions of Statement of Position 98-9, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements. The Company's multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services. Revenue from individual elements of each contract is recognized when vendor-specific objective evidence exists to determine the fair value of individual contract elements. When vendor-specific objective evidence exists, consulting, implementation, and training elements are recognized on a percentage of completion basis and the hosting element is recognized ratably over the term of the contract. In the absence of vendor-specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

     c) Sale of retail products and related activities
     Revenue from product sales, commission, shipping, and handling was recognized when goods were shipped to customers. The Company ceased its on-line retail operations in October 2000, and has not earned revenue related to retail activities since that date.

     DEFERRED REVENUE
     Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received in e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

     CUSTOMER ACQUISITION COSTS
     Customer acquisition costs are comprised of the calculated fair value of common share purchase warrants issued to customers in return for certain agreements. These amounts are deducted from gross revenue to the extent that revenue is earned, and are otherwise included in general and administrative expenses. The fair value of these warrants is calculated based on the Cox-Rubinstein binomial valuation model.

     USE OF SIGNIFICANT ACCOUNTING ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     STOCK-BASED COMPENSATION
     Under Canadian generally accepted accounting principles, stock-based compensation to employees is not recorded in the accounts of the Company. Stock-based compensation to employees under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted to employees at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 17).

     Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model. Stock-based compensation is issued in respect of past services, and the expense is recorded at the time the equity instrument is issued which is typically the date the equity instrument vests.

     The Canadian Institute of Chartered Accountants implemented handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective January 1, 2002. This standard is consistent with SFAS 123 and is not expected to further impact the Company's financial statements.

     INCOME TAXES
     The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

4.   CAPITAL  ASSETS

     -----------------------------------------------------------------------------------------------------------------------
                                                      2001                                         2000
     -----------------------------------------------------------------------------------------------------------------------
                                     Cost        Accumulated       Net Book        Cost         Accumulated      Net Book
                                                Amortization        Value                      Amortization       Value
     -----------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands)
     -----------------------------------------------------------------------------------------------------------------------
     Computer hardware             $ 2,889        $  1,949         $ 940        $ 2,773         $  1,217         $ 1,556
     Furniture and  fixtures           468             201           267            284              120             164
     Leasehold   improvements          151             129            22            127               87              40
     Building                          105               2           103              -                -               -
     -----------------------------------------------------------------------------------------------------------------------
                                   $ 3,613        $  2,281       $ 1,332        $ 3,184         $  1,424         $ 1,760
     -----------------------------------------------------------------------------------------------------------------------

     Included in computer hardware are assets under capital lease with cost, accumulated amortization and net book value of $149,000, $67,000 and $82,000 (2000 - $149,000, $42,000, $107,000) respectively.

5.   INCOME TAXES

     Effective January 1, 2000, the Company adopted accounting for income taxes under the liability method. Under the liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company's assets and liabilities. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance will be reviewed and adjusted as appropriate for each reporting period. At December 31, 2001 and 2000, the Company established the valuation allowance at 100% of the future tax asset.


                                                                                  2001                    2000
                                                                         ------------------------------------------
                                                                                      (in thousands)
                                                                         ------------------------------------------
       Future tax asset
                Tax losses carried forward (i)                                   $  25,398                $ 18,571
                Difference in tax and accounting valuations
                   for capital assets and investments (i)                            4,241                   5,281
       ------------------------------------------------------------------------------------------------------------
                                                                                    29,639                  23,852
       Valuation allowance                                                         (29,639)                (23,852)
       ------------------------------------------------------------------------------------------------------------
       Future tax asset                                                          $       -                $      -
       ============================================================================================================
       Provision  for income taxes
                Income taxes at statutory rate                                   $  (7,062)               $ (7,739)
                Tax losses carried forward                                           4,455                   1,423
                Difference in tax and accounting valuations
                   for capital assets and investments                               (1,178)                  4,569
                Permanent differences for tax and accounting income                  3,785                   1,747
       ------------------------------------------------------------------------------------------------------------
                Provision for income taxes                                       $       -                $      -
       ============================================================================================================

      (i) Included in future tax asset tax losses carried forward for 2001 are $2.372 million obtained on the acquisition of ADB Systemer. Included in future tax asset differences in tax and accounting valuations for capital assets and investments for 2001 are $138,000 acquired on acquisition of ADB Systemer.

      The Company's tax loss carryforwards at December 31, 2001 expire as follows:

                                          (in thousands)
                   2002                           $  113
                   2003                            1,924
                   2004                            6,401
                   2005                           19,828
                   2006                           19,262
                   2007                            1,341
                   2008                            7,300
                   2009                            1,576
                   2010                            2,927
                   2011                            1,044
                   2012                            2,967
                   -------------------------------------
                                                 $64,683
                   =====================================

 6.    SHARE CAPITAL

    a)      Authorized

            Unlimited number of common shares
            Unlimited number of preference shares - issuable in series

    b)      Share consolidation

            On October 11, 2001, the Company's shareholders approved a two-for-one share consolidation. All share and option figures contained in these financial statements have been adjusted retroactively to reflect the share consolidation.

    c)      Common shares


           ------------------------------------------------------------------------------------------------------
                                                                        2001                      2000
           ------------------------------------------------------------------------------------------------------
                                                                 Common                   Common
                                                                 Shares       Amount      Shares       Amount
           ------------------------------------------------------------------------------------------------------
                                                                     (in thousands of shares and dollars)
           Opening balance                                        27,319     $83,724       26,323     $ 77,488

           Issued for Cash:
              Exercise of options (Notes 6(d))                         -           -          274        1,116
              Issuance of shares (Note 6(e))                           -           -          450        3,120
           Issuance of shares on acquisition of ADB
               Systemer ASA  (Note 13)                            10,866       9,844            -            -
           Exercise of Point2 warrants (Note 6 (g))                    -           -          272        2,000
           ------------------------------------------------------------------------------------------------------
           Closing balance                                        38,185     $93,568       27,319      $83,724
           ------------------------------------------------------------------------------------------------------

    d)     Stock Options

           (i) The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for employee options outstanding at December 31, 2001 was approximately $15 million (2000 - $21.3 million). The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. Certain of the stock options outstanding at the end of 2001 are exercisable immediately, while the remainder have vesting periods attached which range from six months to 36 months. The options expire between 2002 and 2004.

           A summary of changes in the stock option plan for the two years ended December 31, 2001 is as follows:

                                                                NUMBER OF OPTIONS            AVERAGE PRICE
           ----------------------------------------------------------------------------------------------------
                                                                2001          2000        2001          2000
           ----------------------------------------------------------------------------------------------------
                                                                  (IN THOUSANDS)
           Opening balance                                       1,924       1,360       $11.08        $11.02
           Granted                                               1,138       1,040         1.42         10.20
           Granted as replacement options in
              the acquisition of ADB Systemer
              ASA (Note 13)                                        773           -         0.36             -
           Exercised                                                 -        (249)           -          4.00
           Cancelled                                              (951)       (227)        8.82         11.36
           ----------------------------------------------------------------------------------------------------
           Closing balance                                       2,884       1,924       $ 5.19        $11.08
           ----------------------------------------------------------------------------------------------------
           Exercisable, end of year                              1,391       1,385       $ 9.62        $11.22
           ----------------------------------------------------------------------------------------------------
           Options remaining for issuance
             under stock option plan                             1,005       1,188
           ----------------------------------------------------------------------------------------------------

                                                   WEIGHTED       WEIGHTED
                           NUMBER OUTSTANDING       AVERAGE       AVERAGE       NUMBER EXERCISABLE      WEIGHTED
             RANGE OF             AT               REMAINING      EXERCISE              AT              AVERAGE
             EXERCISE       DECEMBER 31, 2001     CONTRACTUAL      PRICE         DECEMBER 31, 2001    EXERCISE PRICE
              PRICES         (IN THOUSANDS)          LIFE       (OUTSTANDING)     (IN THOUSANDS)      (EXERCISABLE)
         ------------------------------------------------------------------------------------------------------------
             $.36-$.50            773             3.0 years            $0.36                  64            $ 0.36
               $.50-$2            656             1.9 years            $0.64                  --            $   --
                 $2-$4            250             2.8 years            $2.60                 190            $ 2.62
                 $4-$8            275             1.8 years            $5.62                 237            $ 5.54
                $8-$12            347             0.6 years           $11.26                 347            $11.26
               $12-$23            583             0.8 years           $14.00                 553            $13.74
         ------------------------------------------------------------------------------------------------------------
                                2,884                                                      1,391
         ------------------------------------------------------------------------------------------------------------

           (ii) The Company also had stock options outstanding to third parties at December 31, 2001. The aggregate purchase price for third-party stock options outstanding at December 31, 2001 was $1,484,000 (2000 - $1,096,000). These options expire between 2003 and 2004. A summary of changes in the stock options to third parties for the two years ended December 31, 2001 is as follows:


                                                               NUMBER OF OPTIONS         AVERAGE PRICE
          -------------------------------------------------------------------------------------------------
                                                               2001         2000        2001        2000
          -------------------------------------------------------------------------------------------------
                                                                (IN THOUSANDS)
           Opening balance                                         71           73       $15.48     $ 14.66
           Granted                                                223           33         1.74       12.08
           Exercised                                                -          (25)           -        4.84
           Cancelled                                                -          (10)           -       24.90
          -------------------------------------------------------------------------------------------------
           Closing balance                                        289           71       $ 5.13     $ 15.48
          -------------------------------------------------------------------------------------------------
           Exercisable, end of year                               282           54       $ 5.14     $ 16.52
          -------------------------------------------------------------------------------------------------

    e) Private Common Share Placement

      On June 16, 2000, the Company issued 450,395 common shares at a price of $6.98 per share in a private placement. The Company received net proceeds of $3.12 million (after deducting costs of issue of approximately $21,000). Pursuant to the agreement to issue common shares, the Company issued 0.4 share purchase warrants for each common share, entitling the investee to 180,158 additional shares at a price of US$5.36 per share. These share purchase warrants were outstanding at December 31, 2001 and are exercisable until June 16, 2002.


    f) Share Purchase Warrants under Private Placement Equity Issues

      A summary of changes in the warrants issued to investors for the two years ended December 31, 2001 is as follows:


                                                                  2001                          2000
           ------------------------------------------------------------------------------------------------------
                                                            Warrants      Amounts         Warrants       Amounts
           ------------------------------------------------------------------------------------------------------
                                                                            (in thousands)
           Opening balance                                   1,620        $ 28,074             928       $ 18,550
           Granted (Notes 6(e) and (f(ii)))                      -               -             692          9,524
           Granted as replacement warrants on
               acquisition of ADB Systemer ASA
               (Notes 6(f(i) and 13))                          608             219               -              -
           Cancelled (Note 6(f(iii)))                         (928)        (18,550)              -              -
           ------------------------------------------------------------------------------------------------------
           Closing balance                                   1,300        $  9,743           1,620       $ 28,074
           ------------------------------------------------------------------------------------------------------

           i) Acquisition of ADB Systemer
           On October 11, 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer. As a result of the acquisition, the Company issued 607,600 share purchase warrants with a strike price of two Norwegian kroner, in exchange for 700,000 share purchase warrants in ADB Systemer. These warrants retain all of the characteristics of the original warrants and have specific exercise dates of March 31, 2002 and March 31, 2003, expiring March 31, 2003 (see Note 13).

           ii) Strategic Marketing Agreement
           On March 28, 2000, pursuant to a strategic marketing agreement with one of its key customers, the Company issued 512,500 common share purchase warrants at a price of $15.80 per warrant. Each common share purchase warrant entitles the holder to acquire one common share. These warrants are fully vested and expire March 27, 2003.

           iii) Special Warrants
           Pursuant to a special warrant financial placement in September 1999, the Company issued 927,339 warrants at an exercise price of $20.00. These warrants expired on September 30, 2001.

    g) Point 2 Warrants

       During 2000, two share purchase warrants were exercised into 271,405 common shares having a value of $2 million for no additional consideration (see Note 14).

    h) Compensation Warrants Under Private Placement Equity Issue

       Pursuant to a 1999 private placement, 92,734 compensation warrants were issued to the underwriter. These warrants expired on September 30, 2001.

     i) Earnings per share

      The following table sets forth the computation of basic earnings (loss) per share.


           ------------------------------------------------------------------------------------------------------
                                                                        2001            2000           1999
           ------------------------------------------------------------------------------------------------------
                                                                     (in thousands, except per share amounts)
           NUMERATOR:
           ------------------------------------------------------------------------------------------------------
           Net Loss (numerator for basic loss                           $ (18,714)     $ (20,366)     $ (20,825)
              per share applicable to common shares)
           ------------------------------------------------------------------------------------------------------
           DENOMINATOR:
           ------------------------------------------------------------------------------------------------------
           Weighted average shares (denominator for basic                  29,130         26,844         24,792
             loss per share)
           ------------------------------------------------------------------------------------------------------
           Basic loss per share                                          $  (0.64)     $   (0.76)     $   (0.84)
           ------------------------------------------------------------------------------------------------------

        For each year ended, the Company excluded the effect of all stock options and warrants as their impact would have been anti-dilutive.

7.      FINANCIAL INSTRUMENTS

        Foreign exchange risk
        The Company's revenue from software licensing and related services, and e-commerce enabling agreements is transacted in various currencies including Canadian dollar, U.S. dollar, UK pound, Irish pound, and Norwegian Krone. Correspondingly, operating expenses related to these activities are transacted in the above denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

        Prior to the ceasing of its on-line retail operations, the Company transacted the majority of its retail product sales and purchases in U.S. dollars.

        Interest rate risk
        The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

        Credit risk
        Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

        Fair value
        Fair value of assets and liabilities approximate amounts at which they would be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

        Equity Instruments
        During 2001, the Company was exposed to fair value fluctuations of publicly-traded common shares received in connection with the disposal of one of its strategic investments. To mitigate this risk, the Company engaged in the purchase of call and the sale of put options. The Company did not engage in the sale of call or put options exceeding the number of shares held. As at January 31, 2002, all common shares and related call and put options had been disposed.

 8.    COMMITMENTS AND CONTINGENCIES

       (a) Minimum payments under operating leases during the next three years are as follows:

                                           (in thousands)
                     -------------------------------------
                     2002                         $ 1,083
                     2003                             497
                     2004                             236



        (b) As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

        (c) The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payment of $610,000 to these employees.

        (d) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company maintained a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 2000, the Company was required to maintain $143,000 in this reserve account. The Company did not have any such commitment at December 31, 2001.

 9.    CHANGE IN NON-CASH OPERATING WORKING CAPITAL

       --------------------------------------------------------------------------------------
                                                         2001          2000         1999
       --------------------------------------------------------------------------------------
                                                                  (IN THOUSANDS)

       Accounts receivable                              $     (12)      $   210     $  (543)
       Inventory                                                -           155          14
       Deposits and prepaid expenses                           251        3,399      (4,289)
       Accounts payable                                    (1,040)       (2,391)      1,913
       Accrued liabilities                                      5        (1,093)      1,525
       Deferred revenue                                    (2,121)          542       2,118
       --------------------------------------------------------------------------------------
                                                        $  (2,917)      $   822     $   738
       --------------------------------------------------------------------------------------

 10.   RETAIL ACTIVITIES

       The Company ceased its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales of previous years. These amounts were not previously anticipated.

       In June 1997, the Company introduced special promotional pricing to stimulate new bidder registrations and first-time sales. This special promotional pricing cost the Company approximately $558,000 in 2000, and $4,044,000 in 1999, and was included in advertising and promotion. As the Company ceased its online retail operations in October 2000, no promotional pricing expense was incurred in 2001.

 11. REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS

                                                                      2001          2000            1999
     --------------------------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)
     --------------------------------------------------------------------------------------------------------

     Gain on disposal of strategic investment                         $    6        $20,697             $  -
          (Note 11 (a) and (b))
     Gain on disposal of marketable securities (Note 11 (c))           3,656            249                -
     Gain on disposal on Point 2 (Note 11(d))                          2,249              -                -
     Recovery of Point2 receivable (Note 11(d))                          811              -                -
     --------------------------------------------------------------------------------------------------------
                                                                      $6,722        $20,946             $  -
     --------------------------------------------------------------------------------------------------------

      (a) During 2001, the Company disposed of its strategic investments that resulted in cash proceeds of $103,000 and a realized gain of $6,000.

      (b) During 1999 and 2000 the Company acquired common shares in Quack.com Inc. directly and through convertible debentures for aggregate cost of $1.221 million. In August 2000 the Company's investment in Quack.com Inc. was acquired by America Online Inc. (AOL). In exchange for its shares in Quack.com Inc., the Company received 278,027 unregistered shares of AOL valued at $21.9 million, resulting in a gain of $20.7 million.

      (c) The Company disposed of 120,000 of its AOL shares in November 2000, and recognized a gain of $249,000. In January 2001, the Company's unregistered AOL shares became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.7 million. In August of 2001, the remaining shares were released from escrow and became freely trading. At December 31, 2001 the Company held 30,000 shares in AOL.

      (d) In May 2001, the Company sold its interest in Point2 Internet Systems Inc. (Point2) for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 that had been provided for in 2000.


 12. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS AND PROVISON FOR IMPAIRMENT OF ASSETS

                                                                              2001            2000           1999
     --------------------------------------------------------------------------------------------------------------
                                                                                       (IN THOUSANDS)
     --------------------------------------------------------------------------------------------------------------
     Revaluation of  strategic investments (Note 12(a))                     $(1,510)     $  (5,600)         $    -
     Revaluation of marketable securities (Note 12(b))                            -         (4,846)              -
     Provision for impaired assets (Note 12(c))                                (925)             -               -
     Provision for receivable from joint venture (Note 12(d))                      -          (802)              -
     Provision for impaired intangible asset (Note 12(e))                          -          (401)              -
     Provision for non-trade receivable                                            -           (48)              -
     --------------------------------------------------------------------------------------------------------------
                                                                            $(2,435)     $ (11,697)         $    -
     --------------------------------------------------------------------------------------------------------------

      (a) The Company reviewed the carrying value of each of its strategic investments and determined that in light of recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

      (b) The Company reviewed the market value of its shares in America Online Inc. at December 31, 2001 and 2000, and determined that a mark to market adjustment was required. At December 31, 2001 the Company held 30,000 shares in AOL.

      (c) The Company reviewed the carrying value of a prepaid advertising asset during the first quarter and determined the future value of this asset has been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

      (d) As a result of reviewing the carrying value of its investment in Point2, the Company determined that a portion of the receivable from that investee was not recoverable as at December 31, 2000.

      (e) The Company determined that the intangible assets of Point2 had become permanently impaired as at December 31, 2000.


13.    ACQUISITION OF ADB SYSTEMER ASA

       On October 11, 2001, the Company acquired 98.3 per cent of the outstanding shares of ADB Systemer of Sola, Norway. ADB Systemer was a publicly-traded software vendor focused on enterprise asset management and integrated electronic procurement. ADB Systemer has wholly-owned subsidiaries in the United States and in the United Kingdom.

       The purchase price for 12,518,493 of the outstanding ADB Systemer common shares was $13.762 million. The purchase price was comprised of $2.293 million in cash, $9.844 million of common stock issued from treasury, acquisition costs of $765,000, employee stock options with a fair market value of $576,000 granted to ADB Systemer employees as replacement options and warrants with a fair market value of $284,000 issued to ADB Systemer warrant holders as replacement warrants. Common stock issued from treasury totaled 10,866,052 shares (21,732,104 pre-consolidation) with a value of $9.844 million based on a five-day trading average before and after September 10, 2001, the date the acquisition was announced to the general public. The purchase price for ADB Systemer did not include any contingent payments, options, or commitments. The purchase price of $13.762 million was allocated as follows:


       ---------------------------------------------------------------------------------
                                                                              2001
       ---------------------------------------------------------------------------------
                                                                         (IN THOUSANDS)
       ---------------------------------------------------------------------------------
         Net monetary assets (including cash - $814)                          $   418
         Capital assets                                                           308
         Contractual agreements                                                   177
         Acquired software and related intellectual property                    3,383
         Goodwill                                                               9,476
       ---------------------------------------------------------------------------------
         Total purchase price                                                 $13,762
       ---------------------------------------------------------------------------------

       ADB Systemer's operations were consolidated after the effective date of the acquisition, October 11, 2001. The amortization period for contractual agreements and acquired software and related intellectual property will be 12 and 36 months respectively. Goodwill will not be amortized, but will be subject to an impairment test where the carrying value of goodwill would be compared to its fair value. In the event the carrying value of goodwill exceeds its fair value, a goodwill impairment will be recorded. At December 31, 2001, the carrying value of goodwill was tested for impairment, and it was determined that a goodwill impairment of $9.476 million was required. Goodwill is not deductible for tax purposes.

 14.  INVESTMENT IN A JOINTLY CONTROLLED COMPANY

      In 1999 the Company acquired a 51 percent interest in Point2 Internet Systems Inc. ("Point2") by issuing $2,500,000 of common shares and common share purchase warrants to acquire $2,000,000 of common shares for no additional consideration. The warrants were exercised in 2000.

      The Company acquired 51 percent of the shares of Point2 but only elected 50 percent of the board of directors. The investment was accounted for on a proportionate consolidation basis and the Company recorded its proportionate share of revenue and expenses, assets and liabilities from the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000. An additional $2 million of goodwill arose on the exercise of two warrants during 2000. At December 31, 2000, the Company provided $3,593,000 for the unamortized portion of goodwill (Note 15).

      In May 2001, the Company sold its equity interest in Point2 for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in 2000.

      Condensed balance sheet information for Point2 as at December 31, 2000 was as follows:

     -----------------------------------------------------------------
                                                            2000
     -----------------------------------------------------------------
                                                       (IN THOUSANDS)

           Current assets                                  $  117
           Capital assets                                     205
           Current liabilities                                775
           Shareholder advances                             1,633
           Shareholders' deficiency                        (2,086)


      Condensed income statement and cash flow information for Point2 for the five month period ended May 31, 2001, the year ended December 31, 2000, and the four month period ended December 31, 1999 is as follows:

       -----------------------------------------------------------------------------------
                                              2001             2000              1999
       -----------------------------------------------------------------------------------
                                                            (IN THOUSANDS)
             Revenue                           $192            $  348           $ 221
             Net loss                           293             3,003             222
             Change in cash resources             -               (14)           (185)


 15.    GOODWILL IMPAIRMENT

       The Company reviewed the carrying value of goodwill acquired in connection with the acquisition of ADB Systemer. The carrying value of goodwill was tested against its fair value and it was determined that a goodwill impairment of $9.476 million was required. The permanent decline in the fair value arose on a downturn in economic conditions resulting in lower than previously anticipated cash flows.

       The Company determined that the carrying value of goodwill acquired in connection with the acquisition of Point2 had become permanently impaired at December 31, 2000 (Note 14).

16.    RELATED PARTY

       In February 2000, the Company entered into an agreement, valued at $1.5 million in shares in Art Vault Limited, plus a hosting fee and a share of net on-line auction revenues, under which it would provide its on-line auction technology and related services to Art Vault in which certain Directors of the Company, in aggregate, had a controlling interest.

       During 2001 the Company recorded $1 million (2000-$500,000) in revenue relating to this agreement by drawing down its deferred revenue. In April 2001, Art Vault went into receivership, and the Company's investment in Art Vault was written down to zero (2000-$281,000).

17.    RECONCILIATION OF UNITED STATES GAAP

       The financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

      (a) Stock-based Compensation to Employees

         Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock-based compensation under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised.

         SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

         The Company's calculations for employee grants were made using the Cox-Rubinstein binomial model with the following weighted average assumptions:

                                             2001          2000         1999
      -------------------------------------------------------------------------
      Dividend yield                          -              -           -
      Risk free interest rate               4.02%          6.20%        5.50%
      Expected term, in years               2.77           3.11         2.51

      If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                        2001          2000         1999
      -----------------------------------------------------------------------------------------------------
                                                                                (IN THOUSANDS)
      -----------------------------------------------------------------------------------------------------
      Loss attributable to common shareholders under U.S. GAAP
           As calculated (Note 17(f))                              $     (18,728)  $   (20,352)  $ (20,825)
           Pro forma                                               $     (20,329)  $   (26,470)  $ (30,626)

      Basic and diluted net loss per share:
           As calculated                                           $       (0.64)  $     (0.76)  $   (0.84)
           Pro forma                                               $       (0.70)  $     (0.99)  $   (1.24)

     (b) Comprehensive Income

     Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

     (c) Marketable Securities

     U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2001 and 2000, the marketable securities held were classified as follows:

                                                      2001          2000
      --------------------------------------------------------------------
                                                       (in thousands)
     --------------------------------------------------------------------
      Trading                                        $ 1,462      $ 8,081
      Held to maturity                                   196           43
      Available for sale                                 173        1,176

      (d) Translation of Foreign Currency

      Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as fully integrated are included in the statements of operations. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income.

      (e) Additional disclosures as required in accordance with United States
          GAAP

      U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities. Included in accrued liabilities at December 31, 2001 are accrued compensation expenses (severance and unpaid vacation) of $454,000 (2000 - $225,000).

       (f) The effect of the above differences (Note 17(d)) on the Company's financial statements is set out below:

       Consolidated Balance Sheets

----------------------------------------------------------------------------------------------
                                                                   2001                 2000
----------------------------------------------------------------------------------------------
                                                                 (in thousands)
 Deficit as reported under Canadian GAAP                     $ (87,583)            $ (68,869)
 Adjustments:
     Translation of foreign currency                                 -                    14
----------------------------------------------------------------------------------------------
 Deficit under U.S. GAAP                                       (87,583)              (68,855)
 Accumulated Other Comprehensive Income (Loss)                       -                   (14)
----------------------------------------------------------------------------------------------
Deficit and accumulated Other Comprehensive income (loss)
under US GAAP                                                $ (87,583)            $ (68,869)
----------------------------------------------------------------------------------------------




       Consolidated Statements of Operations

-------------------------------------------------------------------------------------------------------
                                                             2001             2000              1999
-------------------------------------------------------------------------------------------------------
                                                                     (in thousands)
 Net loss for the year as reported under
   Canadian GAAP                                          $ (18,714)      $ (20,366)          $(20,825)
 Adjustments:
     Translation of foreign currency                            (14)             14                  -
-------------------------------------------------------------------------------------------------------
 Net loss for the year as reported under                    (18,728)        (20,352)           (20,825)
   U.S. GAAP
 Translation of foreign currency                                 14             (14)                 -
-------------------------------------------------------------------------------------------------------
 Comprehensive Income (Loss) as reported under
    U.S. GAAP                                             $ (18,714)      $ (20,366)          $(20,825)
-------------------------------------------------------------------------------------------------------

      (g) Financial instruments impact of new accounting pronouncements

      Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that, effective for all fiscal years beginning after June 15, 2000, an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. Management has determined that the adoption of the pronouncement has not had any significant effect upon the Company's financial statements.

      The Canadian Institute of Chartered Accountants implemented Accounting Guideline 13 - "Hedging Relationship", effective July 1, 2002, which establishes certain conditions for when hedge accounting may be applied. As the Company does not establish hedging relationships, the adoption of this guideline is not expected to have any significant effect on the Company's financial statements.

      (h) Operating Loss

      U.S. GAAP requires that the Company disclose operating loss. Operating loss of the Company for the year was $20.866 million, comprised of net loss of $18.714 million less realized gains and losses and unrealized losses on marketable securities and strategic investments of $2.152 million (2000 - $30.866 million, comprised of net loss of $20.366 million less $10.500 million; 1999 -$ 20.825 million).


18.    SEGEMENTED INFORMATION

      The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. The Company has also earned revenue from both retail and non-retail customers.

       Net revenue by Geographic Region

       ------------------------------------------------------------------------------
                                        2001                 2000               1999
       ------------------------------------------------------------------------------
                                                      (in thousands)

        North America                 $2,761               $12,254            $31,001
        Ireland & U.K.                   893                    86                  -
        Norway                           741                     -                  -
       ------------------------------------------------------------------------------
                                      $4,395               $12,340            $31,001
       ------------------------------------------------------------------------------


      Assets by Geographic Region

      --------------------------------------------------------------------------------------------------------
                                               2001                                      2000
      --------------------------------------------------------------------------------------------------------
                                                               (in thousands)
      --------------------------------------------------------------------------------------------------------
                               Capital Assets    Intangible and Other    Capital Assets   Intangible and Other
                                                        Assets                                   Assets

      North America                   $   588                 $  588            $1,179                 $1,673
      Ireland & U.K.                      449                      -               581                      -
      Norway                              295                  3,251                 -                      -
      --------------------------------------------------------------------------------------------------------
                                       $1,332                 $3,626            $1,760                 $1,673
      --------------------------------------------------------------------------------------------------------

      Net revenue by Source

       -----------------------------------------------------------------------------------------------
                                                     2001                 2000               1999
       -----------------------------------------------------------------------------------------------
                                                                   (in thousands)
       -----------------------------------------------------------------------------------------------
       Non-retail revenue                             $4,455            $  2,402          $  4,411
       Retail revenue                                      -              10,095            26,590
       Customer acquisition costs                        (60)               (157)                -
       -----------------------------------------------------------------------------------------------
                                                      $4,395             $12,340           $31,001
       -----------------------------------------------------------------------------------------------

      For the year ended December 31, 2001, one customer accounted for 22% of net revenue. For the years ended December 31, 2000 and 1999 no customers accounted for more than 10% of net revenue.


19.   RECLASSIFICATION OF PRIOR YEARS

      Certain prior years amounts have been reclassified to conform to the current year basis of presentation.

20.   SUBSEQUENT EVENT

      As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

21.    CONVENIENCE TRANSLATION

      The financial statements as at December 31, 2001 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 2001 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.5925). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.